   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 1998

                                                      REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                                ---------------
                           TREX MEDICAL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   DELAWARE
        (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                  06-1439626
                    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                              36 APPLE RIDGE ROAD
                          DANBURY, CONNECTICUT 06810
                                (203) 790-1188
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                         SANDRA L. LAMBERT, SECRETARY
                           TREX MEDICAL CORPORATION
                                81 WYMAN STREET
                                 P.O. BOX 9046
                            WALTHAM, MA 02254-9046
                                (781) 622-1000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
      SETH H. HOOGASIAN, ESQ.                EDWIN L. MILLER, JR., ESQ.
    GENERAL COUNSEL TREX MEDICAL           TESTA, HURWITZ & THIBEAULT, LLP
            CORPORATION                           HIGH STREET TOWER
   81 WYMAN STREET, P.O. BOX 9046                  125 HIGH STREET
 WALTHAM, MASSACHUSETTS 02254-9046           BOSTON, MASSACHUSETTS 02110
           (781) 622-1000       ---------------    (617) 248-7000
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT HAS BECOME EFFECTIVE.
                                ---------------
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
  If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
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
 TITLE OF EACH CLASS OF                    PROPOSED MAXIMUM
    SECURITIES TO BE        AMOUNT TO     OFFERING PRICE PER      PROPOSED MAXIMUM            AMOUNT OF
       REGISTERED        BE REGISTERED(1)      SHARE(2)      AGGREGATE OFFERING PRICE(2)  REGISTRATION FEE
----------------------------------------------------------------------------------------------------------
Common Stock ($.01 par
 value)................     5,175,000          $14.063               $72,776,025               $21,469

-------------------------------------------------------------------------------
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(1) Includes 675,000 shares reserved to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Common Stock on the American Stock Exchange on January 14, 1998.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 16, 1998
PROSPECTUS

                                4,500,000 SHARES

                            TREX MEDICAL CORPORATION

                                  COMMON STOCK

                                   ---------

  All of the shares of Common Stock offered hereby are being sold by Trex Medical Corporation (the "Company"), a subsidiary of ThermoTrex Corporation ("ThermoTrex"), which is a subsidiary of Thermo Electron Corporation ("Thermo Electron"). Following the offering, ThermoTrex will own approximately 69% of the outstanding shares of Common Stock of the Company.

  The Company's Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "TXM." On January 14, 1998, the closing price of the Common Stock on the AMEX was $14.00 per share. See "Price Range of Common Stock."

                                   ---------

  SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                   ---------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                           UNDERWRITING
                                         PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                          PUBLIC          COMMISSIONS(1)        COMPANY(2)
-------------------------------------------------------------------------------------------
 Per Share                                $                   $                   $
-------------------------------------------------------------------------------------------
 Total(3)                                $                   $                   $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  (1) For information regarding indemnification of the Underwriters, see "Underwriting."

  (2) Before deducting expenses of this offering payable by the Company estimated at $200,000.

  (3) The Company has granted the Underwriters a 30-day option to purchase up to 675,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions
      and Proceeds to Company will be $   , $    and $   , respectively.

                                   ---------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
 , 1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                   ---------

SALOMON SMITH BARNEY                                             LEHMAN BROTHERS

           , 1998

      [The photographs on the left and right, above, show a conventional x-ray image and corresponding digital image, respectively.]


  The Company believes that the enhanced images produced by its full-field mammography technology, such as those shown above, will permit earlier diagnosis of tumors, particularly in the dense breast tissue of younger women. The Company's system is the subject of a 510(k) application to the U.S. Food and Drug Administration, which must grant market clearance before this system can be sold commercially.


  [The photograph on the left, above, shows a Lorad M-IV mammography system.
       The photograph on the right, above, shows a Bennett Contour Plus mammography system.]


  Trex Medical offers a complete line of mammography systems. The Lorad M-IV and the Bennett Contour Plus mammography systems, currently being sold, are upgradeable to digital technology, which would enable physicians to view the image on a screen and enhance suspicious areas.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Except as otherwise indicated, all information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  The Company is the worldwide leader in the design, manufacture and marketing of mammography equipment and minimally invasive stereotactic breast biopsy systems used for the detection of breast cancer, as well as a leading designer and manufacturer of general-purpose radiography (X-ray), cardiac catheterization and radiographic/fluoroscopic systems. A mammography system is a dedicated radiographic system designed specifically to image breast tissue. Minimally invasive stereotactic breast biopsy systems, which use a digitally guided hollow needle to extract breast tissue samples, offer a cost-effective, less invasive alternative to open surgery for the biopsy of suspicious breast lesions. The mammography and breast biopsy markets are targeted by Lorad, a division acquired by the Company in 1992. The Company has subsequently broadened its product base to serve a market estimated at approximately $2.5 billion by acquiring (i) Bennett X-Ray Corporation ("Bennett"), a leading producer of specialty and general-purpose radiographic systems, including mammography systems, in September 1995; (ii) XRE Corporation ("XRE"), a manufacturer of X-ray imaging systems used for cardiac catheterization and angiography, in May 1996; and (iii) Continental X-Ray Corporation ("Continental"), a manufacturer of general-purpose radiographic systems and specialty radiographic systems including radiographic/fluoroscopic products, in September 1996.

  As a result of the Company's acquisitions and internal growth, the Company's revenues increased from $37.5 million for the fiscal year ended January 1, 1994 to $229.3 million for the fiscal year ended September 27, 1997, representing a compound annual growth rate of 61%. The Company's net income increased from $827,000 for the fiscal year ended January 1, 1994 to $14.7 million for the fiscal year ended September 27, 1997, representing a compound annual growth rate of 113%.

  The Company's mammography and upright and prone stereotactic digital breast biopsy systems are used by radiologists and physicians in offices, hospitals and dedicated breast-care centers, and its general radiography systems are used by radiologists in offices and hospitals. The Company sells its systems worldwide principally through a network of independent dealers and a direct sales force. In addition, the Company manufactures mammography and radiography systems and components as an original equipment manufacturer for other medical equipment companies such as United States Surgical Corporation ("U.S. Surgical"), the GE Medical Systems division of General Electric Company ("GE") and the Philips Medical Systems North America Company subsidiary of Philips N.V. ("Philips").

  The Company's growth strategy is to (i) maintain its leading market position in breast imaging and biopsy systems, (ii) increase its share of the general-purpose radiography, cardiac catheterization and radiographic/ fluoroscopic markets and (iii) expand into other complementary markets with high-growth opportunities through continued technological innovation and strategic acquisitions. Recent innovations include a proprietary high-transmission cellular ("HTC")(TM) grid for use with its mammography systems that provides better image contrast than existing grids at lower radiation doses, and a patented autoexposure tomography option to its general-purpose radiography systems that reduces the need for multiple exposures during tomography procedures, thereby reducing the overall radiation exposure to the patient.

  The Company believes the most promising technological advances in the radiography field will be derived from the substitution of digital detectors for the film currently used in substantially all radiographic systems. This digital imaging technology is expected to be capable of higher image quality, permit the enhancement of an X-ray image through software and allow near-real-time, off-site analysis of the X-ray image by radiologists and other physicians. The Company has developed a full-field digital imaging screening and diagnostic mammography system and has installed clinical evaluation units at three sites. The Company has collected clinical data that was submitted in December 1997 with the Company's 510(k) application to the U.S. Food and Drug Administration. The Company believes that the digital imaging technology being developed for this system may be adaptable to general-purpose radiography, fluoroscopy and cardiac diagnostic imaging systems, and the Company will seek to develop applications in these markets.

  The Company's growth strategy includes making acquisitions of companies that can benefit from the Company's distribution channels, technology and management team, or that can provide the Company with expanded distribution capabilities or broaden its technology and product lines. In December 1997, the Company signed a nonbinding letter of intent to acquire Trophy Radiologie ("Trophy"), a leading French manufacturer of dental digital X-ray systems and medical X-ray equipment. For the fiscal year ended August 31, 1997, Trophy reported revenues of approximately $70 million. The Company believes that there is a potential worldwide market for over 500,000 dental digital imaging devices, such as those sold by Trophy. While the Company believes that less than 10% of this market has been penetrated to date, Trophy has the largest installed base of dental digital imaging systems in the world. See "Business--Pending Acquisition." There can be no assurance that the Trophy acquisition will be successfully completed.

  Unless the context otherwise requires, references in this Prospectus to the Company or Trex Medical Corporation refer to Trex Medical Corporation and its subsidiaries and their predecessors. As of September 27, 1997, ThermoTrex beneficially owned 79% of the Company's outstanding common stock, $.01 par value (the "Common Stock"), excluding 678,541 shares of Common Stock issuable upon the conversion of $8,000,000 principal amount of the Company's 4.2% convertible note due 2000, issued to ThermoTrex (the "Convertible Note"). The Company's principal executive offices are located at 36 Apple Ridge Road, Danbury, Connecticut, and its telephone number is (203) 790-1188.

                                  THE OFFERING

Common Stock Offered by the
 Company...................  4,500,000 shares
Common Stock to be
 Outstanding after the
 Offering (1)..............  33,394,630 shares
Use of Proceeds............  For general corporate purposes, including possible acquisitions. See "Use of Proceeds."
AMEX Symbol................  TXM

--------

(1) Does not include 2,123,001 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans and 678,541 shares of Common Stock reserved for issuance upon the conversion of the Convertible Note. See "Capitalization," and Notes 4 and 7 of Notes to Consolidated Financial Statements.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   FISCAL                                         FISCAL
                                 YEAR ENDED         NINE MONTHS                 YEAR ENDED
                           -----------------------     ENDED     -----------------------------------------
                           JANUARY 1, DECEMBER 31, SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 28, SEPTEMBER 27,
                              1994        1994      1995(1)(2)    1995(1)(2)      1996(3)        1997
                           ---------- ------------ ------------- ------------- ------------- -------------
                                                                  (UNAUDITED)
STATEMENT OF INCOME DATA:
Revenues.................   $37,519     $54,410       $55,291       $70,505      $150,195      $229,294
Gross Profit.............    18,930      26,616        27,111        34,185        63,553        90,232
Research and Development
 Expenses................     7,182      10,662         8,595        11,937        18,862        24,705
Operating Income.........     1,960       2,682         6,342         6,596        17,535        25,346
Net Income...............       827       1,194         3,483         3,592         9,344        14,674
Earnings per Share (4):
 Primary.................       .04         .06           .17           .18           .40           .51
 Fully diluted...........       .04         .06           .17           .18           .38           .51
Weighted Average Shares
 (4):
 Primary.................    20,151      20,151        20,151        20,151        23,483        28,826
 Fully diluted...........    20,151      20,151        20,151        20,151        26,550        28,826

                                                             SEPTEMBER 27, 1997
                                                            --------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(5)
                                                            -------- -----------
BALANCE SHEET DATA:
Working Capital............................................ $ 79,649  $138,669
Total Assets...............................................  229,437   288,457
Long-term Obligations......................................    8,047     8,047
Shareholders' Investment...................................  169,094   228,114

--------
(1) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995 is presented.
(2) Includes the results of Bennett since its acquisition by ThermoTrex in September 1995.
(3) Includes the results of XRE and Continental since their acquisition by the Company in May 1996 and September 1996, respectively.
(4) Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Weighted average shares for all periods include the 20,000,000 shares issued to ThermoTrex in connection with the initial capitalization of the Company and the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering in June 1996.
(5) Adjusted to reflect the sale by the Company of 4,500,000 shares of Common Stock offered hereby at an assumed offering price of $14.00 (the closing price on the AMEX on January 14, 1998), after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company.

                                 RISK FACTORS

  In addition to the other information contained or incorporated by reference in this Prospectus, investors should carefully consider the following risk factors when evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all forward-looking statements wherever they appear in this Prospectus or in the documents incorporated by reference herein. The Company's actual results could differ materially from those discussed herein or therein. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus or in the documents incorporated by reference herein.

  Technological Change and New Products. The market for the Company's products is characterized by rapid and significant technological change, evolving industry standards and new product introductions. Many of the Company's products are technologically innovative, and require significant planning, design, development, and testing at the technological, product, and manufacturing process levels. These activities require significant capital commitments and investment by the Company. The high cost of technological innovation is matched by the rapid and significant change in the technologies governing the products that are competitive in the Company's market, by industry standards that may change on short notice, and by the introduction of new products and technologies such as magnetic resonance imaging and ultrasound, which may render existing products and technologies uncompetitive or obsolete. There can be no assurance that the Company's products or proprietary technologies will not become uncompetitive or obsolete.

  Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. For example, in October 1995, the Company acquired its Bennett subsidiary, a manufacturer of general-purpose X-ray and mammography equipment; in May 1996, the Company acquired substantially all of the assets and liabilities of XRE, a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions; in September 1996, the Company acquired substantially all of the assets and liabilities of Continental, a manufacturer of general-purpose and specialized X-ray systems; and, in October 1997, the Company acquired substantially all of the assets, subject to certain liabilities, of Digitec Corporation, a manufacturer of physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catheterization procedures. In December 1997, the Company entered into a nonbinding letter of intent to acquire Trophy, a leading French manufacturer of dental X-ray systems specializing in digital technology. There can be no assurance that the Trophy acquisition will be successfully completed or that, if such acquisition is completed, the Company will be able to successfully integrate Trophy's operations with those of the Company and realize the benefits expected from its acquisition. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

  Intense Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product features, product performance and reputation, price, and service. The Company's competitors include large multinational corporations and their operating units, including GE, Philips, the Siemens Corporation subsidiary of Siemens AG ("Siemens"), Toshiba American Medical Systems, Inc., Toshiba America MRI, Inc., Shimadzu, and Picker International, Inc. These companies and certain of the Company's other competitors have substantially greater financial, marketing, and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. Moreover, a significant portion of the Company's sales are to U.S. Surgical through an original equipment manufacturer ("OEM") arrangement. The products sold by such OEM customers compete with products offered by the Company directly and through its independent dealers. Competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.

  Dependence Upon Significant OEM Relationships. A significant portion of the Company's sales are to U.S. Surgical through an OEM arrangement. Sales to U.S. Surgical accounted for 17% and 11% of the Company's total revenues in fiscal 1997 and 1996, respectively. The Company's sales depend, in part, on the continuation of this and other OEM arrangements and the level of end-user sales by such OEMs. There can be no assurance that the Company will be able to maintain its existing, or establish new, OEM relationships.

  Risks Associated With Pending and Threatened Patent Litigation. In April 1992, Fischer Imaging Corporation ("Fischer") commenced a lawsuit in the United States District Court, District of Colorado, against the Company's Lorad division, alleging that Lorad's prone breast-biopsy system infringes a Fischer patent on a precision mammographic needle-biopsy system. The Company expects the trial to begin with respect to this lawsuit before the end of fiscal 1998. As of September 27, 1997, the Company had recognized aggregate revenues of approximately $107.1 million from sales of such systems, of which $34.4 million represents sales prior to October 16, 1995. The suit requests a permanent injunction, treble damages, and attorneys' fees and expenses. If the Company is unsuccessful in defending this lawsuit, it may be enjoined from manufacturing and selling its StereoGuide(R) system without a license from Fischer. No assurance can be given that the Company will be able to obtain such a license, if required, on commercially reasonable terms, if at all. In addition, the Company may be subject to damages for past infringement. No assurance can be given as to whether the Company will be subject to such damages or, if so, the amount of damages that the Company may be required to pay. The Company believes the costs of litigating this matter may be substantial.

  In connection with the organization of the Company, ThermoTrex agreed to indemnify the Company for any and all cash damages in connection with the Fischer lawsuit with respect to sales of the Company's products occurring prior to October 16, 1995, when Lorad was transferred to the Company. Notwithstanding this indemnification, the Company would be required to report as an expense the full amount, including any reimbursable amount, of any damages in excess of the amount accrued (approximately $2 million as of September 27, 1997), with any indemnification payment it receives from ThermoTrex being treated as a contribution to shareholders' investment.

  The Company is also aware of two U.S. patents owned by a former employee that have been asserted against the Company relating to its high-transmission cellular ("HTC")(TM) grid used with its mammography systems. If the former employee were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling the HTC grid.

  The unfavorable outcome of any one or both of the above described matters could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's competitors and other parties hold other various patents and patent applications in the fields in which the Company operates. There can be no assurance that the Company will not be found to have infringed third-party patents and, in the event of such infringement, the Company could be required to alter its products or processes, pay licensing fees, or cease making and selling any infringing products and pay damages for past infringement.

  No Assurance of Development and Commercialization of Products Under Development. A number of the Company's potential products are currently under development. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts. Product development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of such products. Proposed products based on the Company's technologies will require significant additional research and development. There can be no assurance that any of the products currently being developed by the Company, or those to be developed in the future by the Company, will be technologically feasible or accepted by the marketplace, or that any such development will be completed in any particular time frame.

  Government Regulation; No Assurance of Regulatory Approval. The Company's products are subject to regulation by the U.S. Food and Drug Administration (the "FDA") and equivalent agencies in foreign countries. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls or seizures of products, injunctions, and criminal prosecutions.

  To date, all of the Company's products have been classified by the FDA as Class II medical devices and have been eligible for FDA marketing clearance pursuant to the FDA's 510(k) premarket notification process, which is generally shorter than the more involved premarket approval ("PMA") process. The Company believes that most of its currently anticipated future products and substantial modifications to existing products will be eligible for the 510(k) premarket notification process. However, the FDA has not yet classified full-field digital mammography systems such as the one being developed by the Company. While not classifying such systems, the FDA has issued a final guidance document relating to the protocol for marketing clearance of full-field digital mammography systems. This document suggests that clearance may be obtained through an enhanced 510(k) application with more extensive clinical trials. The protocol set forth in the final guidance document calls for clinical trials on 520 subjects prior to applying to the FDA for clearance to commercially market such a system. Accordingly, in December 1997, the Company submitted a 510(k) application with clinical data for its full-field digital mammography system. There can be no assurance that full-field digital mammography systems will not be classified by the FDA as Class III medical devices subject to the PMA process. If such systems are classified as Class III devices, the Company would be required to file for FDA marketing approval for its full-field digital mammography system under the PMA process or the Product Development Protocol ("PDP"), which would likely require substantial additional clinical trials before being accepted by the FDA, if at all. Regardless of whether a 510(k), a PMA, or a PDP is finally accepted by the FDA, there can be no assurance that the product will receive marketing clearance or approval. In addition, full-field digital mammography systems will be subject to alternate quality assurance standards under the Mammography Quality Standards Act. These alternate standards will be submitted by the Company to the FDA for review. The Company can make no prediction as to when the FDA will approve such standards, if at all. In addition, there can be no assurance that the necessary clearances for any of the Company's products will be obtained on a timely basis, if at all.

  FDA regulations also require manufacturers of medical devices to adhere to current good manufacturing practices as set forth in the quality system regulation ("QSR"), which include testing, quality control, and documentation procedures. The Company's manufacturing facilities are subject to periodic inspection by the FDA. No assurances can be given that the FDA will not in the future find the Company to be in violation of the QSRs.

  Healthcare Reform; Uncertainty of Patient Reimbursement. The Federal government has in the past, and may in the future, consider, and certain state and local as well as a number of foreign governments are considering or have adopted, healthcare policies intended to curb rising healthcare costs. Such policies include rationing of government-funded reimbursement for healthcare services and imposing price controls upon providers of medical products and services. The Company cannot predict what healthcare reform legislation or regulation, if any, will be enacted in the United States or elsewhere. Significant changes in the healthcare systems in the United States or elsewhere are likely to have a significant impact over time on the manner in which the Company conducts its business. In addition, the federal government regulates reimbursement of fees for certain diagnostic examinations and capital equipment acquisition costs connected with services to Medicare beneficiaries. Cost-containment policies may have the effect of reducing reimbursement for certain procedures, and as a result may inhibit or reduce demand by healthcare providers for products in the markets in which the Company competes. While the Company cannot predict what effect the policies of government entities and other third party payors will have on future sales of the Company's products, there can be no assurance that such policies would not have an adverse impact on the operations of the Company.

  Dependence on Patents and Proprietary Rights. The Company places considerable importance on obtaining patent and trade secret protection for significant new technologies, products, and processes because of the length of time and expense associated with bringing new products through the development and regulatory approval process and to the marketplace. The Company's success depends in part on whether it can develop patentable products and obtain and enforce patent protection for its products both in the United States and in other countries. The Company has filed, and intends to file, applications as appropriate for patents covering both its products and manufacturing processes. No assurance can be given that patents will issue from any pending or future patent applications owned by, or licensed to, the Company, or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that any issued patents owned by, or licensed to, the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected.

  The Company relies on trade secrets and proprietary know-how that it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

  Potential Product Liability. The Company's business exposes it to potential product liability claims, which are inherent in the manufacturing, marketing, and sale of medical devices, and as such the Company may face substantial liability to patients for damages resulting from the faulty design or manufacture of products. The Company currently maintains product-liability insurance, but there can be no assurance that this insurance will provide sufficient coverage in the event of a claim, that the Company will be able to maintain such coverage on acceptable terms, if at all, or that a product-liability claim would not materially adversely affect the business or financial condition of the Company.

  Risks Associated With International Operations. International sales accounted for 17%, 22%, and 21% of the Company's revenues in fiscal 1997, 1996, and 1995, respectively. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce.

  Control by ThermoTrex. The Company's stockholders do not have the right to cumulate votes for the election of directors. ThermoTrex, which currently owns 79% of the outstanding Common Stock of the Company, has the power to elect the entire Board of Directors of the Company and to approve or disapprove any corporate actions submitted to a vote of the Company's stockholders. See "Relationship with Affiliates."

  Potential Conflicts of Interest. The Company may be subject to potential conflicts of interest from time to time as a result of its relationship with Thermo Electron and ThermoTrex. For example, conflicts may arise in the development and licensing of digital detector technology by ThermoTrex to the Company, the manufacture of digital detectors by ThermoTrex for sale to the Company and the Company's manufacturing of lasers for sale to ThermoLase Corporation. See "Relationship with Affiliates." Certain officers of the Company are also officers of ThermoTrex, Thermo Electron and/or other subsidiaries of Thermo Electron, and are full-time employees of ThermoTrex or Thermo Electron. Such officers will devote only a portion of their working time to the affairs of the Company. For financial reporting purposes, the Company's financial results are included in the consolidated financial statements of ThermoTrex and Thermo Electron. The members of the Board of Directors of the Company who are also affiliated with Thermo Electron or ThermoTrex will consider not only the short-term and the long-term impact of operating decisions on the Company, but also the impact of such decisions on the consolidated financial results of ThermoTrex and Thermo Electron. In some instances the impact of such decisions could be disadvantageous to the Company while advantageous to ThermoTrex or Thermo Electron, or vice versa. The Company is a party to various agreements with Thermo Electron that may limit the Company's operating flexibility. See "Relationship with Affiliates."

  Significant Additional Shares Eligible for Future Sale. The 22,882,420 shares of Common Stock owned by ThermoTrex as of January 3, 1998 are eligible for resale under Rule 144. In addition, as long as ThermoTrex is able to elect a majority of the Company's Board of Directors, it will have the ability to cause the Company at any time to register for resale all or a portion of the Common Stock owned by ThermoTrex.

  Additional shares of Common Stock issuable upon exercise of options granted under the Company's stock-based compensation plans will become available for future sale in the public market at prescribed times. Sales of a significant number of shares of Common Stock in the public market could adversely affect the market price of the Common Stock. See "Relationship with Affiliates."

  Potential Volatility of Stock Price. Since public trading of the Company's Common Stock commenced in June 1996, the market price has fluctuated considerably, and it may continue to fluctuate in the future. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new contracts or products by the Company or its competitors, government regulation and approvals, developments in patent or other proprietary rights and market conditions for stocks of companies similar to the Company could have a significant impact on the market price of the Common Stock.

  Lack of Dividends. The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock. Declaration of dividends on the Common Stock will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds from the sale of the Common Stock will be used by the Company for general corporate purposes, including possible future acquisitions. The precise amount and timing of the application of such proceeds will depend upon the funding requirements of the Company, and the availability and cost of other funds. Pending these uses, the Company expects to invest the net proceeds primarily in investment grade interest or dividend bearing instruments, either directly by the Company or pursuant to a repurchase agreement with Thermo Electron. See "Relationship with Affiliates."

  A portion of the net proceeds may be used to acquire Trophy. However, the final terms of the acquisition of Trophy by the Company have not yet been determined and there can be no assurance that the Trophy acquisition will be successfully completed. See "Business--Pending Acquisition."

                                DIVIDEND POLICY

  The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained to finance the growth and development of its business and that no cash dividends will be paid on the Common Stock.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been publicly traded on the AMEX since June 27, 1996. The following table sets forth the high and low sales prices, for the periods indicated, of the Company's Common Stock on the AMEX (symbol:
TXM).

      FISCAL 1996                                               HIGH     LOW
      -----------                                             -------- --------
      Third Quarter (since June 27, 1996).................... $19 1/4  $ 15 3/8
      Fourth Quarter.........................................  26        17 7/8
      FISCAL 1997
      -----------
      First Quarter..........................................  20 1/4    12 1/2
      Second Quarter.........................................  17        11 1/8
      Third Quarter..........................................  14 9/16   11
      Fourth Quarter.........................................  16 1/16   11 1/2
      FISCAL 1998
      -----------
      First Quarter..........................................  15 7/16  12 1/16
      Second Quarter (through January 14, 1998)..............  15 3/8   13 13/16

  As of January 14, 1998, the Company had 609 holders of record of its Common Stock. This does not include holdings in street or nominee names. The closing price on the AMEX for the Company's Common Stock on January 14, 1998 was $14.00.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 27, 1997 and as adjusted to give effect to the sale of the shares of Common Stock offered hereby at an assumed offering price of $14.00 per share (based on the closing price on the AMEX on January 14, 1998), after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company.

                                                            SEPTEMBER 27, 1997
                                                            --------------------
                                                                         AS
                                                             ACTUAL   ADJUSTED
                                                            --------- ----------
                                                              (IN THOUSANDS)
Long-term Obligations:
  4.2% subordinated convertible note, due to parent
   company................................................. $   8,000 $   8,000
  Other....................................................        47        47
                                                            --------- ---------
                                                                8,047     8,047
                                                            --------- ---------
Shareholders' Investment:
  Common stock, $.01 par value, 50,000,000 shares
   authorized; 28,894,630 shares issued and outstanding and
   33,394,630 shares as adjusted (1).......................       289       334
  Capital in excess of par value...........................   144,787   203,762
  Retained earnings........................................    24,018    24,018
                                                            --------- ---------
    Total Shareholders' Investment.........................   169,094   228,114
                                                            --------- ---------
    Total Capitalization (Long-term Obligations and
     Shareholders' Investment)............................. $ 177,141 $ 236,161
                                                            ========= =========

--------
(1) Does not include 2,123,001 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans and 678,541 shares of Common Stock reserved for issuance upon conversion of the Convertible Note. Options to purchase 1,839,500 shares of Common Stock had been granted and were outstanding under the Company's stock-based compensation plans as of January 3, 1998.

                        SELECTED FINANCIAL INFORMATION

  The selected financial information presented below for the nine months ended September 30, 1995, and as of and for the fiscal years ended September 28, 1996, and September 27, 1997, has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this Prospectus. This information should be read in conjunction with the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus. The selected financial information as of September 30, 1995, and as of and for the fiscal years ended January 1, 1994 and December 31, 1994, has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, but have not been included in this Prospectus. The selected financial information for the year ended September 30, 1995, has not been audited but, in the opinion of the Company, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis.

                                  FISCAL                                         FISCAL
                                YEAR ENDED         NINE MONTHS                 YEAR ENDED
                          -----------------------     ENDED     -----------------------------------------
                          JANUARY 1, DECEMBER 31, SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 28, SEPTEMBER 27,
                             1994        1994      1995 (1)(2)   1995 (1)(2)    1996 (3)        1997
                          ---------- ------------ ------------- ------------- ------------- -------------
                                                                 (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
 DATA:
Revenues................   $37,519     $54,410      $ 55,291       $70,505      $150,195      $229,294
                           -------     -------      --------       -------      --------      --------
Costs and Operating
 Expenses:
 Cost of revenues.......    18,589      27,794        28,180        36,320        86,642       139,062
 Selling, general and
  administrative
  expenses..............     9,788      13,272        12,174        15,652        27,156        40,181
 Research and
  development expenses..     7,182      10,662         8,595        11,937        18,862        24,705
                           -------     -------      --------       -------      --------      --------
                            35,559      51,728        48,949        63,909       132,660       203,948
                           -------     -------      --------       -------      --------      --------
Operating Income........     1,960       2,682         6,342         6,596        17,535        25,346
Interest and Other
 Income (Expense), net..      (158)        (22)           22            11           (23)        2,118
                           -------     -------      --------       -------      --------      --------
Income Before Provision
 for Income Taxes.......     1,802       2,660         6,364         6,607        17,512        27,464
Provision for Income
 Taxes..................       975       1,466         2,881         3,015         8,168        12,790
                           -------     -------      --------       -------      --------      --------
Net Income..............   $   827     $ 1,194      $  3,483       $ 3,592      $  9,344      $ 14,674
                           =======     =======      ========       =======      ========      ========
Earnings per Share(4):
 Primary................   $   .04     $   .06      $    .17       $   .18      $    .40      $    .51
                           =======     =======      ========       =======      ========      ========
 Fully Diluted..........   $   .04     $   .06      $    .17       $   .18      $    .38      $    .51
                           =======     =======      ========       =======      ========      ========
Weighted Average
 Shares(4):
 Primary................    20,151      20,151        20,151        20,151        23,483        28,826
                           =======     =======      ========       =======      ========      ========
 Fully Diluted..........    20,151      20,151        20,151        20,151        26,550        28,826
                           =======     =======      ========       =======      ========      ========
BALANCE SHEET DATA (AT
 END OF PERIOD):
Working Capital.........   $ 6,148     $ 8,584      $ 13,171                    $ 59,834      $ 79,649
Total Assets............    44,553      48,000       102,374                     204,061       229,437
Long-term Obligations...       --          --            --                        8,109         8,047
Shareholders'
 Investment.............    36,694      37,033        80,010                     149,297       169,094

-------
(1) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995 is presented.
(2) Includes the results of Bennett since its acquisition by ThermoTrex in September 1995.
(3) Includes the results of XRE and Continental since their acquisition by the Company in May 1996 and September 1996, respectively.
(4) Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Weighted average shares for all periods include the 20,000,000 shares issued to ThermoTrex in connection with the initial capitalization of the Company and, for periods prior to the Company's initial public offering, the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering in June 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed elsewhere in this Prospectus under the caption "Risk Factors."

OVERVIEW

  The Company designs, manufactures, and markets mammography equipment and minimally invasive stereotactic digital breast biopsy systems, general-purpose X-ray equipment, and specialized X-ray equipment, including imaging systems used during diagnostic and interventional vascular and cardiac procedures such as balloon angioplasty and radiographic/fluoroscopic equipment. The Company sells its systems worldwide principally through a network of independent dealers. In addition, the Company manufactures breast biopsy and X-ray systems as an OEM for other medical equipment companies such as U.S. Surgical and GE. The Company has four operating units: Lorad, a manufacturer of mammography and digital breast biopsy systems; Bennett, a manufacturer of general-purpose X-ray and mammography equipment; XRE, a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions; and Continental, a manufacturer of general-purpose and specialized X-ray systems.

  The Company conducts all of its manufacturing operations in the United States and sells its products worldwide. The Company anticipates that an increasing percentage of its revenues will be from export sales. The Company's export sales are denominated in U.S. dollars; however, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies.

RESULTS OF OPERATIONS

  In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the results of operations for 1996 compares the year ended September 28, 1996 (fiscal 1996) with the unaudited year ended September 30, 1995 (1995).

 Fiscal 1997 Compared With Fiscal 1996

  Revenues increased 53% to $229.3 million in fiscal 1997 from $150.2 million in fiscal 1996. Revenues increased $56.2 million due to the acquisitions of XRE in May 1996 and Continental in September 1996. Revenues at Lorad increased 20% in fiscal 1997 from fiscal 1996 as a result of increased sales of higher-priced mammography systems, increased demand for biopsy systems, and increased sales of lasers to ThermoLase Corporation ("ThermoLase"), a majority-owned subsidiary of ThermoTrex, offset in part by a decline in demand for nondestructive testing ("NDT") systems.

  The gross profit margin declined to 39% in fiscal 1997 from 42% in fiscal 1996, primarily due to sales of certain recently introduced products that incurred high start-up production costs, the inclusion of lower-margin revenues at Continental, and the mix of products sold at Bennett.

  Excluding the cost of revenues, total operating expenses as a percentage of revenues declined to 28% in fiscal 1997 from 31% in fiscal 1996. Selling, general, and administrative expenses as a percentage of revenues were unchanged at 18% in fiscal 1997 and fiscal 1996. Research and development expenses increased $5.8 million to $24.7 million in fiscal 1997 from $18.9 million in fiscal 1996. Research and development expenses increased $5.6 million due to the acquisitions of XRE and Continental and also reflect the Company's continued efforts to develop and commercialize new products including the full-field digital mammography system and direct-detection X-ray sensor, as well as enhancements of existing systems. Under a license agreement between the Company and ThermoTrex, the Company may elect to expend approximately $2.2 million during fiscal 1998 for additional research and development and to expand the field of use in which it is entitled to use ThermoTrex's direct-detection digital-imaging technology (see Note 7 of Notes to Consolidated Financial Statements).

  Interest income increased to $1.9 million in fiscal 1997 from $1.3 million in fiscal 1996, primarily due to interest income earned on the invested proceeds from the Company's initial public offering in July 1996, net of cash paid for the September 1996 acquisition of Continental. Interest expense, related party, decreased to $0.3 million in fiscal 1997 from $1.4 million in fiscal 1996 as a result of the conversion by ThermoTrex of $34.0 million principal amount of the Company's 4.2% subordinated convertible note, primarily in the fourth quarter of fiscal 1996.

  The effective tax rate was 47% in fiscal 1997 and fiscal 1996. The effective tax rates exceed the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

  The Company is a defendant in certain patent litigation (see Note 2 of Notes to Consolidated Financial Statements) and has been notified that it allegedly infringes certain other technology owned by a third party (see Note 9 of Notes to Consolidated Financial Statements). Although an unsuccessful resolution of one or both of these matters could have a material adverse effect on the Company's results of operations, management does not believe that it is reasonably likely that any resolution would have a material adverse effect on the Company's financial position.

 Fiscal 1996 Compared With 1995

  Revenues increased 113% to $150.2 million in fiscal 1996 from $70.5 million in 1995. Revenues increased $56.2 million due to the acquisitions of Bennett, XRE, and Continental. Revenues at Lorad increased 35% in fiscal 1996 as a result of increased demand for mammography systems, NDT systems, and lasers sold to ThermoLase.

  The gross profit margin declined to 42% in fiscal 1996 from 48% in 1995, primarily due to the inclusion of lower-margin revenues at Bennett and XRE.

  Excluding the cost of revenues, total operating expenses as a percentage of revenues declined to 31% in fiscal 1996 from 39% in 1995. Selling, general, and administrative expenses as a percentage of revenues decreased to 18% in fiscal 1996 from 22% in 1995, primarily due to increased revenues at Lorad and the inclusion of the operations of Bennett and XRE, which incurred lower expenses as a percentage of revenues. Research and development expenses increased to $18.9 million in fiscal 1996 from $11.9 million in 1995, due to the inclusion of $4.2 million of expense at Bennett and XRE and the Company's continued efforts to develop and commercialize new products including the Company's M-IV mammography system (first shipped in the fourth quarter of fiscal 1996), full-field digital mammography system, and direct-detection X-ray sensor, as well as enhancements of existing systems.

  Interest income in fiscal 1996 primarily represents interest income earned on the invested proceeds from the Company's private placements of common stock in November 1995 and January 1996, and initial public offering in July 1996. Interest expense, related party, in fiscal 1996 represents interest associated with the $42.0 million principal amount 4.2% subordinated convertible note issued to ThermoTrex.

  The effective tax rate was 47% in fiscal 1996, compared with 46% in 1995. The effective tax rates exceed the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

LIQUIDITY AND CAPITAL RESOURCES

  Consolidated working capital was $79.6 million at September 27, 1997, compared with $59.8 million at September 28, 1996. Included in working capital are cash and cash equivalents of $36.5 million at September 27, 1997, and $34.0 million at September 28, 1996. Net cash provided by operating activities was $3.9 million in 1997. The Company funded a $15.8 million increase in accounts receivable, primarily due to increased sales in fiscal 1997 compared with fiscal 1996 and, to a lesser extent, due to longer customer payment patterns. The Company expects to improve cash flow by increasing adherence to the Company's commercial terms in fiscal 1998. The Company funded a $10.3 million increase in inventories to support the Company's increased sales and new product introductions at Lorad and Bennett.

  The Company expended $5.5 million on purchases of property, plant, and equipment during fiscal 1997. The Company expects to expend approximately $7.0 million for purchases of property, plant, and equipment during fiscal 1998.

  In October 1997, the Company acquired substantially all of the assets, subject to certain liabilities, of Digitec Corporation, a North Carolina-based manufacturer of physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catheterization procedures, for approximately $7.2 million in cash, subject to a post-closing adjustment.

  In December 1996, the Company sold 300,000 shares of its common stock in a private placement for net proceeds of $4.1 million.

  Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for any acquisition of a business or technology. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing, and/or short-term borrowings from ThermoTrex or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

                                   BUSINESS

  The Company is the worldwide leader in the design, manufacture and marketing of mammography equipment and minimally invasive stereotactic breast biopsy systems used for the detection of breast cancer, as well as a leading designer and manufacturer of general-purpose radiography (X-ray), cardiac catheterization and radiographic/fluoroscopic systems. A mammography system is a dedicated radiographic system designed specifically to image breast tissue. Minimally invasive stereotactic breast biopsy systems, which use a digitally guided hollow needle to extract breast tissue samples, offer a cost-effective, less invasive alternative to open surgery for the biopsy of suspicious breast lesions. The mammography and breast biopsy markets are targeted by Lorad, a division acquired by the Company in 1992. The Company has subsequently broadened its product base to serve a market estimated at approximately $2.5 billion by acquiring (i) Bennett X-Ray Corporation ("Bennett"), a leading producer of specialty and general-purpose radiographic systems, including mammography systems, in September 1995; (ii) XRE Corporation ("XRE"), a manufacturer of X-ray imaging systems used for cardiac catheterization and angiography, in May 1996; and (iii) Continental X-Ray Corporation ("Continental"), a manufacturer of general-purpose radiographic systems and specialty radiographic systems including radiographic/fluoroscopic products, in September 1996.

  As a result of the Company's acquisitions and internal growth, the Company's revenues increased from $37.5 million for the fiscal year ended January 1, 1994 to $229.3 million for the fiscal year ended September 27, 1997, representing a compound annual growth rate of 61%. The Company's net income increased from $827,000 for the fiscal year ended January 1, 1994 to $14.7 million for the fiscal year ended September 27, 1997 representing a compound annual growth rate of 113%.

  The Company's mammography and upright and prone stereotactic digital breast biopsy systems are used by radiologists and physicians in offices, hospitals and dedicated breast-care centers, and its general radiography systems are used by radiologists in offices and hospitals. The Company sells its systems worldwide principally through a network of independent dealers and a direct sale force. In addition, the Company manufactures mammography and radiography systems and components as an original equipment manufacturer for other medical equipment companies such as United States Surgical Corporation ("U.S. Surgical"), the GE Medical Systems division of General Electric Company ("GE") and the Philips Medical Systems North America Company subsidiary of Philips N.V. ("Philips").

  The Company's growth strategy is to (i) maintain its leading market position in breast imaging and biopsy systems, (ii) increase its share of the general-purpose radiography, cardiac catheterization and radiographic/ fluoroscopic markets and (iii) expand into other complementary markets with high-growth opportunities through continued technological innovation and strategic acquisitions. Recent innovations include a proprietary high-transmission cellular ("HTC")(TM) grid for use with its mammography systems that provides better image contrast than existing grids at lower radiation doses, and a patented autoexposure tomography option to its general-purpose radiography systems that reduces the need for multiple exposures during tomography procedures, thereby reducing the overall radiation exposure to the patient.

  The Company believes the most promising technological advances in the radiography field will be derived from the substitution of digital detectors for the film currently used in substantially all radiographic systems. This digital imaging technology is expected to be capable of higher image quality, permit the enhancement of an X-ray image through software and allow near-real-time, off-site analysis of the X-ray image by radiologists and other physicians. The Company has developed a full-field digital imaging screening and diagnostic mammography system and has installed clinical evaluation units at three sites. The Company has collected clinical data that was submitted in December 1997 with the Company's 510(k) application to the U.S. Food and Drug Administration. The Company believes that the digital imaging technology being developed for this system may be adaptable to general-purpose radiography, fluoroscopy and cardiac diagnostic imaging systems, and the Company will seek to develop applications in these markets.

  The Company's growth strategy includes making acquisitions of companies that can benefit from the Company's distribution channels, technology and management team, or that can provide the Company with expanded distribution capabilities or broaden its technology and product lines. In December 1997, the Company signed a nonbinding letter of intent to acquire Trophy Radiologie ("Trophy"), a leading French manufacturer of dental digital X-ray systems and medical X-ray equipment. For the fiscal year ended August 31, 1997, Trophy reported revenues of approximately $70 million. The Company believes that there is a potential worldwide market for over 500,000 dental digital imaging devices, such as those sold by Trophy. While the Company believes that less than 10% of this market has been penetrated to date, Trophy has the largest installed base of dental digital imaging systems in the world. See "Pending Acquisition." There can be no assurance that the Trophy acquisition will be successfully completed.

PRODUCTS AND MARKETS

 Breast Cancer Detection

  Mammography Systems. Through Lorad and Bennett, the Company designs, manufactures, and markets mammography systems that are generally differentiated on the basis of price and performance. The Company's high-end models are the Lorad M-IV and the Bennett Contour Plus. Many of the Lorad M-IV's features were developed in response to user demands, including the ability to be upgraded to accept the full-field digital-imaging technology being developed by the Company, when available. The Bennett Contour Plus is also upgradable for digital imaging and offers a patented tilt C-arm that permits the system to tilt toward or away from the patient to aid in imaging breast tissue. The Company also offers two lower-priced models and two mobile mammography systems.

  The Company has developed a full-field digital mammography system that is intended to be capable of higher image quality without a significant increase in radiation dose. The system is designed to enhance the X-ray image through software and to allow near-real-time analysis. The Company expects that it will be possible to electronically transmit these images to allow off-site analysis by another radiologist. The Company believes this technology may also provide better images of dense breast tissue, which is often found in younger women. The Company has collected clinical data that was submitted in December 1997 with the Company's 510(k) application to the U.S. Food and Drug Administration ("FDA"), which must grant market clearance before this system can be sold commercially. The Company has designed its new, high-end conventional mammography systems so that radiologists can upgrade to digital technology when it becomes available. The Company believes that the digital-imaging technology being developed for this system may be adaptable to its general-purpose and specialized X-ray systems, and the Company will seek to develop applications in these markets. The Company is also working on a more advanced version of its digital technology, which incorporates a flat-panel, direct-digital detector and could provide still more information for earlier diagnoses.

  The Company believes that demand in the market for mammography systems is driven primarily by technological innovation that results in better image quality. Although growth of the installed base has slowed, demand for new systems continues as older models are replaced with those offering technological innovations. In addition, the Company believes that the market outside the United States will grow as more countries adopt mammography quality standards similar to those adopted in the United States.

  Minimally Invasive Stereotactic Digital Breast Biopsy Systems. The Company offers a variety of minimally invasive stereotactic digital breast biopsy systems, manufactured by Lorad and Bennett, that provide an alternative to surgical biopsy. These digital breast biopsy systems were introduced to address the disadvantages of open surgical biopsy and can be performed on an outpatient basis under local anesthetic. The Company believes that the minimally invasive stereotactic digital breast biopsy system market will grow as the procedure becomes more widely accepted by the medical community and as pressures to contain healthcare costs increase.

  The Company believes that it is the only company currently offering digital imaging and guidance systems for both prone and upright breast biopsy. The Company offers a dedicated prone table, the StereoGuide(R), for customers who perform a range of biopsy procedures, at a cost of approximately one-third that of an open surgical biopsy. With the dedicated prone table, the patient lies down with her breast suspended through an aperture in the table. X-ray imaging equipment and a variety of biopsy system attachments are mounted below the table. Patients on the prone table are more comfortable, increasing the likelihood they will remain still during the procedure, and cannot see the needle being inserted in the breast, reducing the chance of fainting. The

Company's StereoGuide system is the subject of a lawsuit alleging infringement of a Fischer Imaging Corporation patent. See "Certain Legal Proceedings" and "Risk Factors--Risks Associated with Pending and Threatened Patent Litigation."

  Since October 1995, when the Lorad division signed a multiyear, exclusive agreement with U.S. Surgical, the Company has manufactured a modified version of the StereoGuide that is compatible with U.S. Surgical's Advanced Breast-biopsy Instrument ("ABBI")(TM), a disposable component. U.S. Surgical markets this product as the ABBI system, which consists of the Company's digital guidance system and a specialized table that has been modified to accept the ABBI device. The Company's system is also compatible with U.S. Surgical's MIBB (minimally invasive breast biopsy) device and the Biopsys Mammotome(R) manufactured by Johnson & Johnson's Ethicon division. The Company believes that these systems currently account for a majority of the minimally invasive digital breast biopsy devices marketed today.

  The Company also offers upright, add-on systems that can be attached to most of its mammography systems. Add-on systems principally consist of a needle-gun attachment that fits onto the mammography system in place of the breast-compression paddle. These systems enhance the functionality of a mammography system and are beneficial to customers who have only periodic demand for minimally invasive needle-biopsy procedures.

 General-Purpose Radiography

  The Company addresses the general-purpose X-ray market through its Bennett and Continental subsidiaries. Bennett designs, manufactures, and markets basic X-ray systems generally used in medical outpatient facilities, such as doctors' offices and surgi-care centers. Bennett has focused on this segment of the market by providing low-cost, reliable systems. Continental (and, to a lesser extent, Bennett) markets the more sophisticated and expensive X-ray systems typically used in hospitals and clinics. These include the two linear tomography systems marketed by the Company. The Company believes that for a number of applications its linear tomography systems may be a cost-effective alternative to computed tomography ("CT") systems. In addition, Bennett manufactures and markets imaging systems designed specifically for chiropractors and veterinarians.

  The U.S. market for general-purpose X-ray systems is stable, and consists primarily of replacement sales as customers upgrade older equipment. The Company believes that the international market is substantially larger than the U.S. market and that the installed base of systems is still growing, particularly in developing countries. The Company has recently expanded its international sales efforts.

  The Company believes digital imaging will have significant application in the general-purpose and specialized X-ray markets and that the technology it develops for its full-field digital mammography system may be adaptable to these applications. In general-purpose X-ray applications, the Company believes digital imaging will produce better quality images and reduce operating costs by eliminating the need for film, processing equipment, and chemicals. In addition, digital imaging will permit the electronic storage of images on magnetic or optical media, as well as the transmission of images to multiple locations. Furthermore, the Company believes digital imaging could make the image intensifiers, which are large and expensive components in certain imaging systems, obsolete.

 Cardiac Catheterization, Angiography, and Electrophysiology

  The Company's XRE subsidiary designs, manufactures, and markets cardiac catheterization laboratories (also called cath labs) and positioners for cardiovascular imaging systems. XRE's imaging equipment is used in cath labs where angiography (the examination of blood vessels using X-rays following the injection of a radiopaque contrast medium) is performed by an interventional cardiologist. XRE systems are designed to provide real-time images of peripheral blood vessels and of the heart and coronary arteries for physicians performing diagnostic and interventional procedures, such as balloon angioplasty.

  In recent years, significant advances have been made in the treatment of atherosclerosis, which can lead to a narrowing of the arteries, and other coronary artery diseases without extensive surgery. A common alternative treatment to open-heart bypass surgery is balloon angioplasty, a procedure in which a segment of a narrowed coronary artery is stretched by the inflation of a balloon introduced into the affected artery. A more recent development involves the permanent implantation of a device called a stent into the blood vessel in order to keep the restricted vessel open once it has been expanded by balloon angioplasty. The Company believes vascular and cardiovascular surgeons will increasingly use balloon angioplasty and these other less invasive techniques to treat vascular diseases. These procedures are performed under the guidance of X-ray imaging such as that provided by the Company's equipment.

  XRE's products include the Unicath C cardiovascular imaging system, the Unicath LP biplane cardiovascular imaging system, and the Unicath SP, its newest single-plane cardiovascular imaging system, with enhanced features such as a larger X-ray tube and advanced image intensifier with Full-Frame(TM) Zoom to further improve the visualization of interventional devices such as stents.

  To complement its Unicath SP labs, XRE has developed a line of digital image-processing systems, workstations, and archive alternatives. XRE's new DVFX digital video filter system acquires, enhances, and displays high-resolution images at 30 frames per second to clearly image and freeze the motion of the heart. In October 1997, XRE acquired substantially all of the assets, subject to certain liabilities, of Digitec Corporation, a North Carolina-based manufacturer of physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catheterization procedures. The digital-image management system integrates physiological data, acquired images, and other data to create a single source of patient information.

  In addition, the Company's Continental subsidiary designs, manufactures, and sells electrophysiology systems that are used in the diagnosis and treatment of cardiac arrhythmia, which is characterized by the sudden, erratic beating of the heart and can result in cardiac arrest.

 Radiographic/Fluoroscopic Systems

  Through its Continental subsidiary, the Company designs, manufactures, and markets radiographic/ fluoroscopic ("R/F") products. An R/F system is able to record dynamic events by capturing a series of images in a short period of time. For example, R/F systems are used for various gastrointestinal procedures to image in real-time the progress of a radiopaque ingested solution (typically barium) through the digestive tract.

  Continental produces R/F systems using advanced high-frequency generators that provide pulsed power, resulting in substantially reduced radiation exposure to the patient. Continental's R/F products include the DigiSpot(TM) 2000, a high-speed digital-imaging system that records the image in an electronic format, permitting the electronic storage of images on magnetic or optical media, and the transmission of images to multiple locations with image quality comparable to film-based systems.

 Other Products

  The Company uses its technological and manufacturing expertise to produce a number of other products.

  The Company manufactures the lasers used in ThermoLase Corporation's hair-removal process. ThermoLase is a publicly traded, majority-owned subsidiary of ThermoTrex. During fiscal 1997, 1996, and 1995, sales of these lasers totaled $11,390,000, $8,549,000, and $350,000, respectively. The Company has committed to deliver additional laser systems and components to ThermoLase under this arrangement for approximately $6.0 million.

  The Company's LPX-160 portable imaging system, based on the Company's medical imaging technology, is designed to produce high-resolution images of metals, composites, and plastics. Customers for this system have included the United States Air Force, several commercial airlines, and Canadian and American utilities.

  In November 1997, the Company entered into a 5-year, exclusive agreement under which it will distribute magnetic resonance imaging ("MRI") systems manufactured by IMiG-MRI Systems, LLC, a subsidiary of Intermagnetics General Corporation. Under this agreement, the system will be marketed as the TREX-MRI, and will be distributed by the Company's direct sales force and through dealers worldwide. In addition to expanding its product offerings, the Company is exploring this technology as an adjunct to mammography and for use in MRI-guided breast biopsy.

PENDING ACQUISITION

  In December 1997, the Company entered into a nonbinding letter of intent to acquire Trophy, a leading manufacturer of dental X-ray systems, specializing in digital technology. Trophy, based outside Paris, France, has developed, manufactured and marketed low-cost dental digital detection technology for more than 10 years, and also manufactures a line of medical general-purpose X-ray and R/F imaging systems. For the fiscal year ended August 1997, Trophy reported revenues of approximately $70 million.

  The Company believes that the acquisition of Trophy would provide the Company with a full line of dental imaging systems, allowing the Company to expand its business into a significant new growth market. The Company believes that dentists, who generally perform their own radiology work, represent the single largest group of radiologists in the world and that the dental industry is, in terms of unit volume, the largest consumer of X-ray imaging products and equipment. Moreover, the Company believes that there is a potential worldwide market for over 500,000 dental digital imaging devices, such as those sold by Trophy. While the Company believes that less than 10% of this market has been penetrated to date, Trophy has the largest installed base of dental digital imaging systems in the world.

  Trophy sells its dental and medical X-ray equipment directly and through distributors, principally in Europe and the United States. The Company also believes that, if the acquisition is completed, Trophy will provide a significant base of operations in France and distribution channels throughout Europe through which the Company may expand overseas sales of its mammography, breast biopsy, R/F and cath lab systems. In addition, the Company believes that Trophy's reputation and market credibility, particularly in the United States, where Trophy has been less successful in establishing a marketing presence, will benefit from its affiliation with the Company, ThermoTrex and Thermo Electron.

  Dentists have a particularly strong motivation to adopt digital dental imaging technology. Radiographic examinations are an integral part of routine dental checkups and dentists are directly involved in the film development process. The use of digital X-ray imaging eliminates delays in film processing, thus increasing dentists' potential revenue streams and efficiency, and reduces overhead expenses. The use of digital imaging also allows dentists to more effectively communicate diagnosis and treatment plans to patients, which the Company believes has the potential to increase the rate of patients' treatment acceptance and resulting revenues. Finally, the dosage required to produce an intra-oral X-ray, which is high when compared to other medical X-rays, can be reduced by up to 90% through the use of digital imaging.

  The final terms of the acquisition of Trophy by the Company have not yet been determined. There can be no assurance that the Trophy acquisition will be successfully completed. See "Risk Factors--Risks Associated with Acquisition Strategy."

CUSTOMERS, MARKETING AND DISTRIBUTION

  The Company sells its products through a worldwide network of more than 150 independent dealers and, to a lesser extent, on a direct basis. Each of the Company's operating units employs regional sales managers who oversee the performance of the independent dealers on a domestic and international basis and, in certain instances, support direct sales efforts. The Company and its independent dealers maintain a staff of factory-trained technicians and applications and training specialists to support its systems on a worldwide basis.

  In addition to manufacturing and marketing its own systems, the Company manufactures systems and system components as an OEM for other medical equipment companies such as U.S. Surgical and GE. Revenues from OEM sales of a modified design of the Company's stereotactic prone breast-biopsy system to U.S. Surgical accounted for 17% of the Company's total revenues in fiscal 1997.

RESEARCH AND DEVELOPMENT

  The Company maintains active programs for the development of new mammography and X-ray imaging systems. The Company's current development efforts are focused on the development of a full-field digital mammography system, X-ray sensors for flat-panel direct-detection digital-imaging technology, the enhancement of existing mammography products, and the introduction of an interventional radiology product. The Company believes that the digital-imaging technology developed for this system also may be adaptable to general-purpose and specialized X-ray systems.

  The Company is developing products based on flat-panel direct-detection digital-imaging technology being developed by scientists at ThermoTrex. ThermoTrex has granted the Company a fully paid, exclusive, worldwide, perpetual license to use such technology in the fields of mammography and general radiography. Under the terms of the license agreement with ThermoTrex, if the Company elects to fund approximately $6.0 million of the research and development in the fields of R/F, mobile C-arm fluoroscopy, and cardiography/angiography over a three-year period, the Company's license will be extended to cover such fields. As of September 27, 1997, the Company had cumulatively funded $3.8 million under the agreement.

  Research and development expenses of the Company were $24.7 million, $18.9 million, and $8.6 million for fiscal 1997, fiscal 1996, and the nine months ended September 30, 1995.

BACKLOG

  The backlog of firm orders was $54.3 million as of September 27, 1997, compared with $71.7 million as of September 28, 1996. The backlog at September 28, 1996, was affected by a build-up of new orders for the Company's M-IV mammography system, which the Company began shipping in late fiscal 1996, and the timing of certain orders received in late fiscal 1996. Accordingly, the Company does not believe that the decline in backlog is indicative of a trend. The Company anticipates that substantially all of the backlog at September 27, 1997, will be shipped during fiscal 1998.

COMPETITION

  The healthcare industry in general, and the market for imaging products in particular, is highly competitive. The Company competes with a number of companies, many of which have substantially greater financial, marketing, and other resources than the Company. The Company's competitors include large companies such as GE, Philips, Siemens, Toshiba American Medical Systems, Inc., Toshiba America MRI, Inc., Shimadzu, and Picker International, Inc., which compete in most diagnostic imaging modalities, including X-ray imaging. In addition, a significant portion of the Company's sales are to U.S. Surgical through an OEM arrangement. The products sold through OEM agreements compete with those offered by the Company directly and through its independent dealers. The Company's StereoLoc II, Cytoguide, and StereoGuide breast-biopsy systems compete with products offered by GE, Fischer Imaging Corporation, and Philips, and with conventional surgical biopsy procedures. The Company competes primarily on the basis of product features, product performance, and reputation as well as price and service. The Company believes that competition is likely to increase as a result of healthcare cost-containment pressures and the development of alternative diagnostic and interventional technologies.

GOVERNMENT REGULATION

  The Company's products and its research, development, and manufacturing activities are subject to regulation by numerous governmental authorities in the United States and other countries. In the United States, medical devices are subject to rigorous FDA review. The federal Food, Drug, and Cosmetic Act, the Public Health Services Act, and other federal statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, record-keeping, reporting, approval, advertising, and promotion of products such as those offered by the Company. Noncompliance with applicable requirements can result in fines, recalls, or seizures of products, total or partial suspension of production, and criminal prosecution.

  The Company is also subject to periodic inspections by the FDA, which audits the Company's compliance with current good manufacturing practices as set forth in the quality system regulation ("QSR") during such inspections. Enforcement of QSR regulations has increased significantly in the last several years. In the event that the Company or any of its facilities was determined to be in noncompliance, and to the extent that the Company or such facility was unable to convince the FDA of the adequacy of its compliance, the FDA has the power to assert penalties or remedies, including a recall or temporary suspension of product shipments until compliance is achieved. Such penalties or remedies could have a material adverse effect on the Company's business and results of operations.

  The Company is also regulated by the FDA under the Radiation Control for Health and Safety Act of 1968 (Public Law 90-602), which specifically addresses radiation-emitting products. Under this law, the Company is responsible for submitting initial reports on all new X-ray systems that require certification to FDA performance standards, as well as annual reports and reports of accidental radiation occurrences.

  Historically, the Company has been subject to recalls of certain of its products from time to time under Public Law 90-602. Under this law, the manufacturer must repair, replace, or refund the cost of any product that is not in compliance with the relevant performance standard.

INTELLECTUAL PROPERTY

  The Company's policy is to protect its intellectual property rights and to apply for patent protection when appropriate. The Company currently holds numerous issued United States patents expiring at various dates ranging from 2003 to 2014. The Company also has more than 10 applications pending for additional United States patents and a number of foreign counterparts for its patents in various foreign countries. Patent protection provides the Company with competitive advantages with respect to certain systems. The Company believes, however, that technical know-how and trade secrets are more important to its business than patent protection.

  Competitors of the Company and other third parties hold issued patents and pending patent applications relating to imaging and other related technologies, and it is uncertain whether these patents and patent applications will require the Company to alter its products or processes, pay licensing fees, or cease certain activities. See "Certain Legal Proceedings" and "Risk Factors--Risks Associated With Pending and Threatened Patent Litigation."

EMPLOYEES

  As of September 27, 1997, the Company employed 1,041 persons.

FACILITIES

  The Company owns two office and manufacturing facilities: a 62,500-square-foot facility in Danbury, Connecticut, and a 143,000-square-foot facility in Broadview, Illinois. The Company leases a 120,000-square-foot office and manufacturing facility in Copiague, New York, under a lease expiring in 2005, a 156,000-square-foot office and manufacturing facility in Littleton, Massachusetts, under a lease expiring in 2012, and a 60,000-square-foot office and manufacturing facility in Danbury, Connecticut, under a lease expiring in 2007. The Company believes that its facilities are in good condition and are suitable and adequate to meet current needs.

CERTAIN LEGAL PROCEEDINGS

  In April 1992, Fischer Imaging Corporation ("Fischer") commenced a lawsuit in the United States District Court, District of Colorado, against the Company's Lorad division, alleging that Lorad's prone breast-biopsy system infringes a Fischer patent on a precision mammographic needle-biopsy system. The Company expects the trial to begin with respect to this lawsuit before the end of fiscal 1998. As of September 27, 1997, the Company had recognized aggregate revenues of approximately $107.1 million from the sale of such systems, of which $34.4 million represents sales prior to October 16, 1995. The suit requests a permanent injunction, treble damages, and attorneys' fees and expenses. If the Company is unsuccessful in defending this lawsuit, it may be enjoined from manufacturing and selling its prone breast-biopsy system without a license from
Fischer. No assurance can be given that the Company will be able to obtain such a license, if required, on commercially reasonable terms, if at all. In addition, the Company may be subject to damages for past infringement. No assurance can be given as to the amount that the Company may eventually be required to pay in expenses or in such damages.

  In connection with the organization of the Company, ThermoTrex agreed to indemnify the Company for any and all cash damages in connection with the Fischer lawsuit with respect to sales of the Company's products occurring prior to October 16, 1995, when Lorad was transferred to the Company. Notwithstanding this indemnification, the Company would be required to report as an expense in its results of operations the full amount, including any reimbursable amount, of any damages in excess of the amount accrued (approximately $2 million as of September 27, 1997), with any indemnification payment it receives from ThermoTrex being treated as a contribution to shareholders' investment.

  The Company is also aware of two U.S. patents owned by a former employee that have been asserted against the Company relating to its high-transmission cellular ("HTC") grid used with its mammography systems. If the former employee were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling the HTC grid.

  The unfavorable outcome of any one or both of the above described matters could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's competitors and other parties hold other various patents and patent applications in the fields in which the Company operates. There can be no assurance that the Company will not be found to have infringed third-party patents and, in the event of such infringement, the Company could be required to alter its products or processes, pay licensing fees, or cease making and selling any infringing products and pay damages for past infringement.

                         RELATIONSHIP WITH AFFILIATES

  Thermo Electron has adopted a strategy of selling a minority interest in subsidiary companies to outside investors as an important tool in its future development. As part of this strategy, Thermo Electron and certain of its subsidiaries have created several privately and publicly held majority-owned subsidiaries, including the Company which was created by ThermoTrex. From time to time, Thermo Electron and its subsidiaries will create other majority-owned subsidiaries as part of its spinout strategy. (The Company and the other Thermo Electron subsidiaries are referred to hereinafter as the "Thermo Subsidiaries.")

  Thermo Electron and the Thermo Subsidiaries, including the Company, recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries, including the Company, have adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (1) all of the companies and their shareholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

  To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for ensuring that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron establishes certain internal policies and procedures applicable to members of the Thermo Group. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and each of the Thermo Subsidiaries.

  The Charter presently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participate. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, may withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. However, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

  As provided in the Charter, Thermo Electron and the Company have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services to the Company. In calendar 1996 and calendar 1997, Thermo Electron assessed the Company an annual fee for these services equal to 1.0% of the Company's total revenues. Effective January 4, 1998, the fee was reduced to 0.8% of the Company's total revenues. The fee may be changed by mutual agreement of the Company and Thermo Electron. During fiscal 1997, Thermo Electron assessed the Company $2,293,000 in fees under the Services Agreement. Management believes that the charges under the Services Agreement are representative of the expenses the Company would have incurred on a stand-alone basis and that the terms-of the Services Agreement are reasonable. For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided to the Company following termination.

  From time to time, the Company may transact business with other companies in the Thermo Group. In fiscal 1997, such transactions included the following.

  In October 1995, ThermoTrex granted to the Company an exclusive, paid-up, royalty-free license for the use of certain technology relating to digital imaging detectors in the fields of mammography and general radiography. Under the license agreement, if the Company funds approximately $6 million of ThermoTrex's research and development of the digital imaging technology in the fields of radiographic/fluoroscopy, mobile C-arm fluoroscopy and cardiology/angiography over the next three years, then ThermoTrex will be obligated to grant the Company a fully-paid, exclusive, worldwide, perpetual license to use and sell the digital imaging technology in these additional fields. The license agreement provides that ThermoTrex will manufacture products based on the digital imaging technology for the Company in the applicable fields. ThermoTrex will sell the products to the Company at ThermoTrex's cost until the Company has received an amount of Net Profit (as defined below) from the resale of such products equal to amounts paid by the Company for research and development as set forth above less any additional research and development costs incurred by ThermoTrex with the prior written approval of the Company, and thereafter at ThermoTrex's cost plus one-half of Net Profit. For purposes of the preceding sentence, "Net Profit" means the difference between the prices the Company receives upon resale of such products and the aggregate costs of the Company and ThermoTrex relating to such sales. As of September 27, 1997, the Company had paid approximately $3,800,000 to ThermoTrex under this arrangement.

  The Company has an arrangement with the Tecomet division of Thermo Electron for the manufacture of the Company's proprietary HTC grid. Under this arrangement Tecomet manufactures the grid for the Company pursuant to written purchase orders. The Company owns the intellectual property rights to the grid. During fiscal 1997, the Company purchased grids for an aggregate purchase price of $678,000 under this arrangement.

  Under an arrangement with ThermoLase Corporation, a majority-owned subsidiary of ThermoTrex, the Company manufactures the laser used in ThermoLase Corporation's hair-removal process. The Company manufactures these lasers for ThermoLase pursuant to written purchase orders. During fiscal 1997, the Company sold laser systems to ThermoLase at various prices for an aggregate of $11,390,000 under this arrangement. As of September 27, 1997, the Company had committed to deliver additional lasers to ThermoLase under this arrangement for an aggregate of approximately $6,000,000.

  Under an arrangement with Thermedics Detection Inc., a majority-owned subsidiary of Thermedics Inc., a majority-owned subsidiary of Thermo Electron, the Company manufactures an X-ray source that is used as a component to a fill-measuring device produced by Thermedics Detection. The Company manufactures these X-ray sources for Thermedics Detection pursuant to written purchase orders. During fiscal 1997, Thermedics Detection purchased X-ray source units from the Company for an aggregate purchase price of $37,000 under this arrangement.

  On October 2, 1995, in exchange for all of the outstanding shares of capital stock of Bennett, the Company issued to ThermoTrex a $42,000,000 principal amount 4.2% subordinated convertible note due 2000 (the "Convertible Note"), convertible into shares of the Company's Common Stock at a conversion price of $11.79 per share. In fiscal 1996, ThermoTrex converted $34,000,000 principal amount of the Convertible Note into 2,883,798 shares of Common Stock and $8,000,000 principal amount remained outstanding at September 27, 1997.

  As of September 27, 1997, $34,587,000 of the Company's cash equivalents were invested pursuant to a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, United States government agency securities, money market funds, commercial paper and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

STOCK HOLDING ASSISTANCE PLAN

  In 1996, the Company adopted a stock holding policy which requires its executive officers to acquire and hold a minimum number of shares of Common Stock. In order to assist the executive officers in complying with the policy, the Company also adopted a Stock Holding Assistance Plan under which it may make interest-free loans to certain key employees, including its executive officers, to enable such employees to purchase the Common Stock in the open market. No such loans are currently outstanding under the plan.

                                  MANAGEMENT

  The directors and executive officers of the Company are as follows:

       NAME                 AGE                    POSITION
       ----                 ---                    --------
Hal Kirshner...............  56 Chief Executive Officer, President and Director
John N. Hatsopoulos........  63 Chief Financial Officer and Vice President
John M. Brenna.............  51 Vice President
Paul F. Kelleher...........  55 Chief Accounting Officer
Gary S. Weinstein..........  40 Chairman of the Board and Director
Dr. Elias P. Gyftopoulos...  70 Director
John T. Keiser.............  62 Director
Dr. James W. May, Jr.......  54 Director
Hutham S. Olayan...........  43 Director
Firooz Rufeh...............  60 Director

  All of the Company's directors are elected annually by the shareholders and hold office until their respective successors are duly elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion. Mr. Hatsopoulos, Mr. Kelleher, Mr. Weinstein and Mr. Keiser are full-time employees of Thermo Electron, ThermoTrex or other subsidiaries of Thermo Electron, but these individuals devote such time to the affairs of the Company as the Company's needs reasonably require from time to time. Because each of these individuals owes duties to each of the entities for which he serves as an officer or director, there may be circumstances in which such individual has a conflict of interest. See "Risk Factors--Potential Conflicts of Interest" and "Relationship with Affiliates."

  Mr. Kirshner has been Chief Executive Officer, President and a Director of the Company since its inception in October 1995. Mr. Kirshner was also president of the Company's Lorad division from 1991 until 1997.

  Mr. Hatsopoulos has been the Chief Financial Officer of the Company since its inception in October 1995 and a Senior Vice President since 1997. From 1995 until 1997, he also served as a Vice President of the Company. Mr. Hatsopoulos has been the president of Thermo Electron since January 1, 1997, and its chief financial officer since 1988. Prior to being named president of Thermo Electron, Mr. Hatsopoulos served as an executive vice president, a position he had held since 1986. Mr. Hatsopoulos is also a director of LOIS/USA Inc., Thermo Electron, Thermedics Inc., Thermedics Detection Inc., Thermo Ecotek Corporation, Thermo Fibertek Inc., Thermo Instrument Systems Inc., Thermo TerraTech Inc. and Thermo Vision Corporation.

  Mr. Brenna was appointed president of the Company's Lorad division in June 1997 and a Vice President of the Company in September 1997. Before joining the Company as vice president of marketing in 1996, Mr. Brenna held senior marketing and sales positions at Philips Medical Systems.

  Mr. Kelleher has been the Chief Accounting Officer of the Company since its inception in October 1995. Mr. Kelleher has been Senior Vice President, Finance and Administration, of Thermo Electron since June 1997, and served as its Vice President, Finance, from 1987 until 1997, and as its Controller from 1982 to January 1996. He is a director of ThermoLase Corporation.

  Mr. Weinstein has been Chairman of the Board and a Director of the Company since February 1996. Mr. Weinstein has also served as Chief Executive Officer of ThermoTrex and a Vice President of Thermo Electron since February 1996. Mr. Weinstein was a Managing Director of Lehman Brothers Inc. from 1992 until February 1996, serving from March 1995 until February 1996 as Managing Director and head of Global Syndicate and Equity Capital Markets. Mr. Weinstein joined Lehman Brothers in 1988 and served in various positions, including head of Equities in Europe, head of Equity New Issues in North and South America and head of Global Convertible Securities. Mr. Weinstein is also a Director of ThermoTrex and ThermoLase Corporation.

  Dr. Gyftopoulos has been a Director of the Company since November 1995. Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology, where he was the Ford Professor of Mechanical Engineering and of Nuclear Engineering for more than 20 years until his retirement. Dr. Gyftopoulos is also a director of Thermo BioAnalysis Corporation, Thermo Cardiosystems Inc., Thermo Electron, ThermoLase Corporation, Thermo Remediation Inc., ThermoSpectra Corporation and Thermo Voltek Corp.

  Mr. Keiser has been a Director of the Company since June 1997. Mr. Keiser has been a vice president of Thermo Electron since April 1997. Since 1994, Mr. Keiser has been a senior vice president of Thermedics Inc. and the president of the Thermo Biomedical division of Thermo Electron, which manufactures a variety of medical equipment and instruments. Mr. Keiser was president of the Eberline Instrument division of Thermo Instrument Systems Inc., a majority-owned subsidiary of Thermo Electron, from 1985 to July 1994. The Eberline Instrument division manufactures radiation detection and counting instrumentation and radiation monitoring systems. Mr. Keiser is also a director of Metrika Systems Corporation, Thermedics Inc. and Thermo Cardiosystems Inc.

  Dr. May has been a Director of the Company since February 1996. He has been Professor of Surgery at Harvard Medical School since 1994 and was Associate Clinical Professor of Surgery for more than five years prior to that time.

  Ms. Olayan has been a Director of the Company since February 1996. She has served since 1995 as President and a director of Olayan America Corporation and since 1986 as President and a director of Competrol Real Estate Limited, which are members of the Olayan Group engaged in advisory services and private and real estate investments, respectively. Ms. Olayan also served as President and a director of Crescent Diversified Limited, another member of the Olayan Group engaged in private investments, from 1985 until 1994. Ms. Olayan is also a Director of Thermo Electron.

  Mr. Rufeh has been a Director of the Company since its inception in October 1995. Mr. Rufeh presently serves as a consultant to Thermo Electron. Mr. Rufeh served as the chief executive officer of ThermoTrex from 1988 to February 1996, and as the president of ThermoTrex from 1988 to February 1997. Mr. Rufeh also served as a vice president of Thermo Electron from 1986 until his retirement in February 1997.

                                 UNDERWRITING

  Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each of the underwriters (the "Underwriters") named below has severally agreed to purchase and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                       NUMBER OF
      NAME OF UNDERWRITER                                               SHARES
      -------------------                                              ---------
      Smith Barney Inc................................................
      Lehman Brothers Inc.............................................
                                                                       ---------
          Total....................................................... 4,500,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a
concession not in excess of $    per share under the public offering price.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $    per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 675,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

  The Company, ThermoTrex and Thermo Electron have agreed that they will not, without the prior written consent of Smith Barney Inc., for a period of 180 days after the date of this Prospectus, offer, sell or contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company, Thermo Electron or any affiliate of the Company or any person in privity with the Company, Thermo Electron or any affiliate of the Company) directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock (except for the issuance of shares of Common Stock pursuant to existing stock option, purchase and compensation plans, or upon conversion of any currently outstanding convertible securities or the issuance of shares of Common Stock as consideration for the acquisition of one or more businesses provided that such Common Stock may not be resold prior to the expiration of the 180-day period referenced above, or sales of shares of Common Stock by the Company to ThermoTrex), or sell or grant options, rights or warrants with respect to any shares of Common Stock (other than the grant of options pursuant to existing stock option, purchase and compensation plans), otherwise than in accordance with this Agreement or as contemplated in the Prospectus, including but not limited to options to be granted under the existing ThermoTrex stock option plan.

  The Company, Thermo Electron and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

  The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchases of the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the AMEX or otherwise and, if commenced, may be discontinued at any time.

  The Underwriters have from time to time performed various investment banking services for Thermo Electron, the Company and their affiliates, and received customary compensation therefor.

                                LEGAL OPINIONS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Seth H. Hoogasian, Esq., General Counsel of the Company and Thermo Electron. Mr. Hoogasian is a full-time employee of Thermo Electron and owns or has the right to acquire 6,000 shares of Common Stock, 7,714 shares of the common stock of ThermoTrex and 108,764 shares of the common stock of Thermo Electron. The validity of the Common Stock offered hereby will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

  The financial statements of the Company included in this Prospectus, the financial statements of Bennett incorporated by reference in this Prospectus and the financial statement schedules incorporated by reference in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549; and at the Commission's regional offices at 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company; the address of such Web site is http://www.sec.gov. The Common Stock is listed on the AMEX, and such material that relates to the Company may also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of which this Prospectus constitutes a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by the Company (File No. 1-11827) are hereby incorporated by reference into this Prospectus:

    (a) Annual Report on Form 10-K for the fiscal year ended September 27, 1997; and

    (b) The description of the Common Stock, which is contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act, as such description may be amended from time to time.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Pursuant to Item 11(b) of Form S-3, the financial statements of Bennett X-Ray Corporation are incorporated by reference into this Prospectus from the Company's prospectus dated June 27, 1996 forming a part of the Company's Registration Statement on Form S-1 (Registration Number 333-2926).

  The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Sandra L. Lambert, Secretary, Trex Medical Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046 (telephone:
(781) 622-1000).

                            TREX MEDICAL CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

  Report of Independent Public Accountants.................................  F-2
  Consolidated Statement of Income for the years ended September 27, 1997,
   September 28, 1996, and September 30, 1995 and for the nine months ended
   September 30, 1995......................................................  F-3
  Consolidated Balance Sheet as of September 27, 1997, and September 28,
   1996....................................................................  F-4
  Consolidated Statement of Cash Flows for the years ended September 27,
   1997, September 28, 1996, and September 30, 1995 and for the nine months ended September 30, 1995................................................  F-5
  Consolidated Statement of Shareholders' Investment for the years ended
   September 27, 1997, and September 28, 1996, and for the nine months ended September 30, 1995................................................  F-6
  Notes to Consolidated Financial Statements...............................  F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Trex Medical Corporation:

  We have audited the accompanying consolidated balance sheet of Trex Medical Corporation (a Delaware corporation and 79%-owned subsidiary of ThermoTrex Corporation) and subsidiaries as of September 27, 1997, and September 28, 1996, and the related consolidated statements of income, shareholders' investment and cash flows for the years ended September 27, 1997, and September 28, 1996, and the nine months ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trex Medical Corporation and subsidiaries as of September 27, 1997, and September 28, 1996, and the results of their operations and their cash flows for the years ended September 27, 1997, and September 28, 1996, and the nine months ended September 30, 1995, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Boston, Massachusetts
November 3, 1997

                            TREX MEDICAL CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                               YEAR ENDED              NINE MONTHS
                                     ---------------------------------    ENDED
                                     SEPT. 27,  SEPT. 28,   SEPT. 30,   SEPT. 30,
                                       1997       1996        1995        1995
                                     ---------  ---------  ----------- -----------
                                                           (UNAUDITED)
REVENUES (includes $11,427, $8,910,
 $470, and $470 to affiliated
 companies; Notes 7 and 8).........  $229,294   $150,195     $70,505     $55,291
                                     --------   --------     -------     -------
Costs and Operating Expenses:
  Cost of revenues (includes
   $7,238, $4,698, $223, and $223
   for affiliated companies
   revenues; Note 7)...............   139,062     86,642      36,320      28,180
  Selling, general, and
   administrative expenses (Note
   7)..............................    40,181     27,156      15,652      12,174
  Research and development expenses
   (Note 7)........................    24,705     18,862      11,937       8,595
                                     --------   --------     -------     -------
                                      203,948    132,660      63,909      48,949
                                     --------   --------     -------     -------
Operating Income...................    25,346     17,535       6,596       6,342
Interest Income....................     1,895      1,290         --          --
Interest Expense, Related Party
 (Note 7)..........................      (336)    (1,373)        --          --
Other Income, Net..................       559         60          11          22
                                     --------   --------     -------     -------
Income Before Provision for Income
 Taxes.............................    27,464     17,512       6,607       6,364
Provision for Income Taxes (Note
 5)................................    12,790      8,168       3,015       2,881
                                     --------   --------     -------     -------
NET INCOME.........................  $ 14,674   $  9,344     $ 3,592     $ 3,483
                                     ========   ========     =======     =======
EARNINGS PER SHARE:
  Primary..........................  $    .51   $    .40     $   .18     $   .17
                                     ========   ========     =======     =======
  Fully diluted....................  $    .51   $    .38     $   .18     $   .17
                                     ========   ========     =======     =======
WEIGHTED AVERAGE SHARES:
  Primary..........................    28,826     23,483      20,151      20,151
                                     ========   ========     =======     =======
  Fully diluted....................    28,826     26,550      20,151      20,151
                                     ========   ========     =======     =======


  The accompanying notes are an integral part of these consolidated financial statements.

                            TREX MEDICAL CORPORATION

                           CONSOLIDATED BALANCE SHEET

                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                            SEPT. 27, SEPT. 28,
                                                              1997      1996
                                                            --------- ---------
                          ASSETS
Current Assets:
  Cash and cash equivalents................................ $ 36,490  $ 33,966
  Accounts receivable, less allowances of $1,298 and
   $1,264..................................................   44,774    29,104
  Inventories..............................................   43,341    33,010
  Prepaid expenses.........................................      971     1,316
  Prepaid income taxes (Note 5)............................    6,147     5,712
  Due from affiliated companies............................      --      3,211
                                                            --------  --------
                                                             131,723   106,319
                                                            --------  --------
Property, Plant, and Equipment, at Cost, Net...............   16,415    13,770
                                                            --------  --------
Cost in Excess of Net Assets of Acquired Companies (Note
 2)........................................................   81,299    83,972
                                                            --------  --------
                                                            $229,437  $204,061
                                                            ========  ========
         LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Accounts payable......................................... $ 13,900  $ 12,598
  Accrued payroll and employee benefits....................    4,494     4,616
  Accrued warranty costs...................................    5,740     5,344
  Accrued commissions......................................    3,721     1,938
  Customer deposits........................................    3,074     3,414
  Accrued income taxes (includes $7,458 and $6,300 due to
   parent company).........................................   10,835     8,310
  Other accrued expenses (Note 2)..........................    8,998    10,265
  Due to affiliated companies..............................    1,312       --
                                                            --------  --------
                                                              52,074    46,485
                                                            --------  --------
Deferred Income Taxes (Note 5).............................      222       170
                                                            --------  --------
Long-term Obligations:
  4.2% Subordinated convertible note, due to parent company
   (Note 7)................................................    8,000     8,000
  Other....................................................       47       109
                                                            --------  --------
                                                               8,047     8,109
                                                            --------  --------
Commitments and Contingencies (Notes 2, 6, 7, and 9)
Shareholders' Investment (Notes 3 and 4):
  Common stock, $.01 par value, 50,000,000 shares
   authorized; 28,894,630 and 28,592,630 shares issued and
   outstanding.............................................      289       286
  Capital in excess of par value...........................  144,787   139,667
  Retained earnings........................................   24,018     9,344
                                                            --------  --------
                                                             169,094   149,297
                                                            --------  --------
                                                            $229,437  $204,061
                                                            ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            TREX MEDICAL CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                               YEAR ENDED              NINE MONTHS
                                     ---------------------------------    ENDED
                                     SEPT. 27,  SEPT. 28,   SEPT. 30,   SEPT. 30,
                                       1997       1996        1995        1995
                                     ---------  ---------  ----------- -----------
                                                           (UNAUDITED)
OPERATING ACTIVITIES:
  Net income.......................  $ 14,674   $  9,344     $ 3,592     $ 3,483
  Adjustments to reconcile net
   income to net cash provided by
   operating activities:
    Depreciation and amortization..     4,996      3,195       1,702       1,315
    Provision for losses on
     accounts receivable...........       170        273          75          25
    Increase (decrease) in deferred
     income taxes..................        52        (26)         61          29
    Changes in current accounts,
     excluding the effects of
     acquisitions:
      Accounts receivable..........   (15,840)    (7,681)     (1,305)       (693)
      Inventories..................   (10,331)    (2,105)       (533)     (1,476)
      Other current assets.........       470     (1,835)         (6)        (82)
      Accounts payable.............     1,302        106       2,342         621
      Other current liabilities....     8,480      4,711      (1,139)        444
    Other..........................       (67)       (32)        (15)        (15)
                                     --------   --------     -------     -------
Net cash provided by operating ac-
 tivities..........................     3,906      5,950       4,774       3,651
                                     --------   --------     -------     -------
INVESTING ACTIVITIES:
  Acquisitions, net of cash
   acquired (Note 2)...............       --     (36,888)        --          --
  Purchases of property, plant, and
   equipment.......................    (5,461)    (3,071)     (1,533)       (957)
  Other, net.......................       --          16          14          14
                                     --------   --------     -------     -------
Net cash used in investing
 activities........................    (5,461)   (39,943)     (1,519)       (943)
                                     --------   --------     -------     -------
FINANCING ACTIVITIES:
  Net proceeds from issuance of
   Company common stock (Note 3)...     4,141     67,757         --          --
  Net transfers to parent company..       --         --       (3,053)     (2,506)
  Other............................       (62)       --          --          --
                                     --------   --------     -------     -------
Net cash provided by (used in)
 financing activities..............     4,079     67,757      (3,053)     (2,506)
                                     --------   --------     -------     -------
Increase in Cash and Cash
 Equivalents.......................     2,524     33,764         202         202
Cash and Cash Equivalents at
 Beginning of Period...............    33,966        202         --          --
                                     --------   --------     -------     -------
Cash and Cash Equivalents at End of
 Period............................  $ 36,490   $ 33,966     $   202     $   202
                                     ========   ========     =======     =======
CASH PAID FOR:
  Interest.........................  $    182   $  1,373     $   --      $   --
  Income taxes.....................  $  8,304   $  1,294     $   --      $   --
NONCASH ACTIVITIES:
  Fair value of assets of acquired
   companies.......................  $    --    $ 53,519     $   --      $   --
  Cash paid for acquired
   companies.......................       --     (38,178)        --          --
                                     --------   --------     -------     -------
  Liabilities assumed of acquired
   companies.......................  $    --    $ 15,341     $   --      $   --
                                     ========   ========     =======     =======
  Transfer of acquired business
   from parent company, net of
   cash............................  $    --    $    --      $42,000     $42,000
  Issuance of subordinated
   convertible note to parent
   company.........................  $    --    $ 42,000     $   --      $   --
  Conversions of subordinated
   convertible note by parent
   company.........................  $    --    $ 34,000     $   --      $   --

  The accompanying notes are an integral part of these consolidated financial statements.

                            TREX MEDICAL CORPORATION

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
                                 (IN THOUSANDS)

                                                    YEAR ENDED       NINE MONTHS
                                                -------------------     ENDED
                                                SEPT. 27, SEPT. 28,   SEPT. 30,
                                                  1997      1996        1995
                                                --------- ---------  -----------
COMMON STOCK, $.01 PAR VALUE
  Balance at beginning of period............... $    286  $    --      $   --
  Net proceeds from issuance of Company common
   stock (Note 3)..............................        3        57         --
  Capitalization of Company....................      --        200         --
  Conversions of subordinated convertible note
   by parent company...........................      --         29         --
                                                --------  --------     -------
  Balance at end of period.....................      289       286         --
                                                --------  --------     -------
CAPITAL IN EXCESS OF PAR VALUE
  Balance at beginning of period...............  139,667       --          --
  Net proceeds from issuance of Company common
   stock (Note 3)..............................    4,116    67,700         --
  Issuance of stock under employees' and direc-
   tors' stock plans...........................       22       --          --
  Tax benefit related to employees' and direc-
   tors' stock plans...........................      982       186         --
  Issuance of subordinated convertible note to
   parent company (Note 7).....................      --    (42,000)        --
  Capitalization of Company....................      --     79,810         --
  Conversions of subordinated convertible note
   by parent company...........................      --     33,971         --
                                                --------  --------     -------
  Balance at end of period.....................  144,787   139,667         --
                                                --------  --------     -------
RETAINED EARNINGS
  Balance at beginning of period...............    9,344       --          --
  Net income...................................   14,674     9,344         --
                                                --------  --------     -------
  Balance at end of period.....................   24,018     9,344         --
                                                --------  --------     -------
NET PARENT COMPANY INVESTMENT
  Balance at beginning of period...............      --     80,010      37,033
  Net income...................................      --        --        3,483
  Net transfers to parent company..............      --        --       (2,506)
  Transfer of acquired business from parent
   company, net of cash (Note 2)...............      --        --       42,000
  Capitalization of Company....................      --    (80,010)        --
                                                --------  --------     -------
  Balance at end of period.....................      --        --       80,010
                                                --------  --------     -------
TOTAL SHAREHOLDERS' INVESTMENT................. $169,094  $149,297     $80,010
                                                ========  ========     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                           TREX MEDICAL CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Operations

  Trex Medical Corporation (the Company) designs, manufactures, and markets mammography equipment and minimally invasive digital breast-biopsy systems used for the detection of breast cancer. The Company also designs and manufactures general-purpose X-ray equipment and specialized X-ray equipment, including imaging systems used during diagnostic and interventional vascular and cardiac procedures such as balloon angioplasty. The Company's mammography and digital breast-biopsy systems are used by radiologists and physicians in offices, hospitals, and dedicated breast-care centers, and its general-purpose X-ray systems are used by physicians and radiologists, both in office and hospital settings, as well as by veterinarians and chiropractors.

 Relationship with ThermoTrex Corporation and Thermo Electron Corporation

  The Company was incorporated in September 1995 as a wholly owned subsidiary of ThermoTrex Corporation (ThermoTrex). On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding shares of capital stock of Bennett X-Ray Corporation (Bennett), in exchange for a $42.0 million principal amount 4.2% subordinated convertible note (Note 7). As of September 27, 1997, ThermoTrex had converted $34.0 million principal amount of this note. On October 16, 1995, ThermoTrex transferred to the Company the assets, liabilities, and businesses of ThermoTrex's Lorad division (Lorad) and ThermoTrex's research and development activities pertaining to its Sonic CT(TM) system, in exchange for 20,000,000 shares of the Company's common stock. ThermoTrex acquired Lorad and Bennett in November 1992 and September 1995, respectively.

  As of September 27, 1997, ThermoTrex owned 22,883,798 shares of the Company's common stock, representing 79% of such stock outstanding. ThermoTrex is a 53%-owned subsidiary of Thermo Electron Corporation (Thermo Electron).

 Principles of Consolidation

  The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

 Fiscal Year

  In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's transition period, which ended on September 30, 1995, was the 39-week period from January 1, 1995, to September 30, 1995, referenced as fiscal 1995. References to fiscal 1997 and fiscal 1996 are for the years ended September 27, 1997, and September 28, 1996, respectively. Fiscal 1997 and fiscal 1996 each included 52 weeks. The unaudited consolidated statements of income and cash flows for the 52-week period ended September 30, 1995, are presented for comparative purposes only.

 Revenue Recognition

  The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment.

 Concentration of Credit Risk

  The Company sells its products primarily to customers in the healthcare industry. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has, or will have, a significant negative impact on the Company.

                           TREX MEDICAL CORPORATION

 Stock-based Compensation Plans

  The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

 Income Taxes

  The Company and ThermoTrex entered into a tax allocation agreement under which the Company was included in the consolidated income tax returns filed by ThermoTrex. The agreement provided that in years in which the Company had taxable income, it would pay to ThermoTrex amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. Subsequent to the Company's sale of common stock in December 1996 (Note 3), ThermoTrex's ownership of the Company was reduced below 80% and, as a result, the Company is required to file its own income tax returns.

  In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

 Earnings per Share

  Earnings per share has been computed based on the weighted average number of shares outstanding during the period. Weighted average shares for fiscal 1996 and 1995 include the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering. Because the effect of the assumed exercise of stock options would be immaterial, they have been excluded from the primary earnings per share calculation subsequent to the Company's initial public offering. Fully diluted earnings per share in fiscal 1996 include the effect of the assumed exercise of stock options and the effect of the assumed conversion of the Company's 4.2% subordinated convertible note, due to parent company.

 Cash and Cash Equivalents

  As of September 27, 1997, $34,587,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government-agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

 Inventories

  Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

                                                                 1997    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
      Raw materials and supplies............................... $25,691 $20,513
      Work in process..........................................  12,755   9,218
      Finished goods...........................................   4,895   3,279
                                                                ------- -------
                                                                $43,341 $33,010
                                                                ======= =======

                           TREX MEDICAL CORPORATION

 Property, Plant, and Equipment

  The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization principally using the straight-line method over the estimated useful lives of the property as follows: buildings, 29 to 31.5 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

                                                                 1997    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
      Land..................................................... $ 1,299 $ 1,194
      Buildings................................................   3,715   3,788
      Leasehold improvements...................................   2,904   2,195
      Machinery and equipment..................................  14,769  10,082
                                                                ------- -------
                                                                 22,687  17,259
      Less: Accumulated depreciation and amortization..........   6,272   3,489
                                                                ------- -------
                                                                $16,415 $13,770
                                                                ======= =======

 Cost in Excess of Net Assets of Acquired Companies

  The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $5,807,000 and $3,621,000 as of September 27, 1997, and September 28, 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Presentation

  Certain amounts in fiscal 1996 have been reclassified to conform to the presentation in the fiscal 1997 financial statements.

2. ACQUISITIONS

  In September 1996, the Company acquired substantially all of the assets and liabilities of Continental X-Ray Corporation and affiliates (Continental), an Illinois-based company that designs, manufactures, and markets general-purpose and specialized X-ray systems, for approximately $18.4 million in cash, net of cash acquired and including the repayment of debt.

  In May 1996, the Company acquired substantially all of the assets and liabilities of XRE Corporation (XRE), a Massachusetts-based company that designs, manufactures, and markets X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions, for approximately $18.5 million in cash, net of cash acquired and including the repayment of debt.

                           TREX MEDICAL CORPORATION

  In September 1995, ThermoTrex acquired all of the outstanding capital stock of Bennett, a New York-based manufacturer of high-frequency specialty and general-purpose X-ray systems, for approximately $42.9 million in cash. On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding capital stock of Bennett, in exchange for a $42.0 million principal amount 4.2% subordinated convertible note (Note 7).

  These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition by the Company, or for Bennett, by ThermoTrex. The cost of the acquisitions exceeded the estimated fair value of the acquired net assets by $63.5 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired.

  Based on unaudited data, the following table presents selected financial information for the Company and the businesses acquired on a pro forma basis, assuming they had been combined since the beginning of fiscal 1995.

                                               YEAR ENDED       NINE MONTHS
                                             SEPT. 28, 1996 ENDED SEPT. 30, 1995
                                             -------------- --------------------
                                                    (IN THOUSANDS EXCEPT
                                                     PER SHARE AMOUNTS)
      Revenues..............................    $191,351          $126,185
      Net income............................       9,300             2,012
      Earnings per share:
        Primary.............................         .29               .07
        Fully diluted.......................         .29               .07

  The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made at the beginning of 1995.

  Other accrued expenses in the accompanying balance sheet includes $2.5 million and $3.5 million as of September 27, 1997, and September 28, 1996, respectively, for estimated reserves associated with acquisitions, including a reserve of approximately $2 million for legal fees and other costs associated with a patent infringement suit that existed prior to ThermoTrex's acquisition of Lorad. This suit was brought by Fischer Imaging Corporation (Fischer), alleging that Lorad infringes a Fischer patent on a precision mammographic needle-biopsy system. In connection with the organization of the Company, ThermoTrex agreed to indemnify the Company for any and all cash damages under this lawsuit, with respect to sales occurring prior to October 16, 1995, the date Lorad was transferred to the Company. Any payments received under such indemnity would be treated as a contribution to shareholders' investment. While the Company believes that it has meritorious legal defenses to the allegation, due to the inherent uncertainties of litigation, the Company is unable to predict the outcome of this matter. Although an unsuccessful resolution could have a material adverse effect on the Company's results of operations, management does not believe that it is reasonably likely that any resolution would have a material adverse effect on the Company's financial position.

3. COMMON STOCK

 Sale of Common Stock

  In December 1996, the Company sold 300,000 shares of its common stock at $14.50 per share, for net proceeds of $4,119,000.

  In July 1996, the Company sold 2,875,000 shares of its common stock in an initial public offering and 871,832 shares of its common stock in a concurrent rights offering at $14.00 per share, for net proceeds of $49,068,000.

                           TREX MEDICAL CORPORATION

  In November 1995, the Company issued 1,862,000 shares of its common stock in a private placement at $10.25 per share for net proceeds of $17,619,000. In January 1996, the Company issued 100,000 shares of its common stock in a private placement at $10.75 per share for net proceeds of $1,070,000. Certain officers and directors of the Company purchased an aggregate of 143,300 shares of the Company's common stock issued in these private placements. In addition, an entity indirectly related to a director of the Company purchased 200,000 shares of the Company's common stock issued in these private placements. This director, however, disclaims beneficial ownership of such shares.

 Conversion of Subordinated Convertible Note

  During fiscal 1996, ThermoTrex converted $34,000,000 principal amount of the Company's 4.2% subordinated convertible note into 2,883,798 shares of the Company's common stock.

 Reserved Shares

  As of September 27, 1997, the Company had reserved 2,801,542 unissued shares of its common stock for possible issuance under stock-based compensation plans and conversion of the Company's 4.2% subordinated convertible note, due to parent company.

4. EMPLOYEE BENEFIT PLANS

STOCK-BASED COMPENSATION PLANS

 Stock Option Plans

  In 1995 and 1997, the Company adopted stock-based compensation plans for its key employees, directors, and others, which permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1995, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and ThermoTrex.

                           TREX MEDICAL CORPORATION

  A summary of the Company's stock option information is as follows:

                                       1997                     1996
                             ------------------------ ------------------------
                                          WEIGHTED                 WEIGHTED
                             NUMBER OF    AVERAGE     NUMBER OF    AVERAGE
                              SHARES   EXERCISE PRICE  SHARES   EXERCISE PRICE
                             --------- -------------- --------- --------------
                                           (SHARES IN THOUSANDS)
   Options outstanding, be-
    ginning of year.........   1,381       $11.14         --        $  --
     Granted................     512        15.82       1,401        11.14
     Exercised..............      (2)       11.00         --           --
     Forfeited..............    (131)       14.58         (20)       11.00
                               -----                    -----
   Options outstanding, end
    of year.................   1,760       $12.24       1,381       $11.14
                               =====       ======       =====       ======
   Options exercisable......   1,760       $12.24         --           --
                               =====       ======       =====       ======
   Options available for
    grant...................     238                      519
                               =====                    =====
   Weighted average fair
    value per share of op-
    tions granted during
    year....................               $ 7.88                   $ 5.47
                                           ======                   ======

  A summary of the status of the Company's stock options at September 27, 1997, is as follows:

                                       OPTIONS OUTSTANDING AND EXERCISABLE
                                   -------------------------------------------
                                             WEIGHTED AVERAGE
                                   NUMBER OF    REMAINING     WEIGHTED AVERAGE
      RANGE OF EXERCISE PRICES      SHARES   CONTRACTUAL LIFE  EXERCISE PRICE
      ------------------------     --------- ---------------- ----------------
                                              (SHARES IN THOUSANDS)
      $10.25 - $12.04.............   1,331       9.6 years         $11.14
       12.05 -  13.82.............     168      11.7 years          13.48
       13.83 -  15.61.............      29      11.3 years          15.33
       15.62 -  17.40.............     232      11.2 years          17.27
                                     -----
      $10.25 - $17.40.............   1,760      10.0 years         $12.24
                                     =====

 Employee Stock Purchase Program

  Effective November 1, 1997, substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1997, the program was sponsored by ThermoTrex and Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

PRO FORMA STOCK-BASED COMPENSATION EXPENSE

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in fiscal 1997 and 1996 under the

                           TREX MEDICAL CORPORATION

Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

                                                              1997      1996
                                                           ---------- ----------
                                                           (IN THOUSANDS EXCEPT
                                                            PER SHARE AMOUNTS)
      Net income:
        As reported....................................... $   14,674 $   9,344
        Pro forma.........................................     14,071     9,102
      Primary earnings per share:
        As reported.......................................        .51       .40
        Pro forma.........................................        .49       .38
      Fully diluted earnings per share:
        As reported.......................................        .51       .38
        Pro forma.........................................        .49       .37

  Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

  The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                               1997      1996
                                                             --------- ---------
      Volatility............................................       26%       29%
      Risk-free interest rate...............................      6.5%      6.4%
      Expected life of options.............................. 8.5 years 7.8 years

  The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(K) SAVINGS PLAN

  The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for these plans $1,080,000, $701,000, and $242,000 in fiscal 1997, 1996, and 1995, respectively.

                           TREX MEDICAL CORPORATION

5. INCOME TAXES

  The components of the provision for income taxes are as follows:

                                                          1997    1996    1995
                                                         ------- ------  ------
                                                            (IN THOUSANDS)
      Currently payable:
        Federal......................................... $ 9,913 $6,324  $2,474
        State...........................................   2,677  1,866     808
                                                         ------- ------  ------
                                                          12,590  8,190   3,282
                                                         ------- ------  ------
      Deferred (Prepaid):
        Federal.........................................     172    (16)   (228)
        State...........................................      28     (6)   (173)
                                                         ------- ------  ------
                                                             200    (22)   (401)
                                                         ------- ------  ------
                                                         $12,790 $8,168  $2,881
                                                         ======= ======  ======

  The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $982,000 and $186,000 of such benefits that have been allocated to capital in excess of par value for fiscal 1997 and 1996, respectively.

  The provision for income taxes in the accompanying statement of income for fiscal 1997, 1996, and 1995 differs from the provision calculated by applying the statutory federal income tax rate of 35% in fiscal 1997 and 1996, and 34% in fiscal 1995 to income before provision for income taxes due to the following:

                                                          1997    1996   1995
                                                         ------- ------ ------
                                                            (IN THOUSANDS)
      Provision for income taxes at statutory rate...... $ 9,612 $6,129 $2,164
      Increases resulting from:
        State income taxes, net of federal tax..........   1,758  1,209    419
        Amortization of cost in excess of net assets of
         acquired companies.............................     541    541    197
        Other, net......................................     879    289    101
                                                         ------- ------ ------
                                                         $12,790 $8,168 $2,881
                                                         ======= ====== ======

  Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

                                                                 1997    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
      Prepaid income taxes:
        Reserves and accruals.................................. $ 3,416 $ 3,409
        Accrued compensation...................................     755   1,107
        Allowance for doubtful accounts........................     503     430
        Inventory basis difference.............................   1,375     766
        Other, net.............................................      98     --
                                                                ------- -------
                                                                $ 6,147 $ 5,712
                                                                ======= =======
      Deferred income taxes:
        Depreciation........................................... $   222 $   170
                                                                ======= =======

                           TREX MEDICAL CORPORATION

6. COMMITMENTS

  The Company leases portions of its office and operating facilities under various noncancelable operating lease arrangements expiring between fiscal 1998 and fiscal 2007. The accompanying statement of income includes expenses from these operating leases of $1,408,000, $674,000, and $44,000 in fiscal 1997, 1996, and 1995, respectively. Future minimum payments due under these noncancelable operating leases at September 27, 1997, are $1,411,000 in fiscal 1998; $1,383,000 in fiscal 1999; $1,374,000 in fiscal 2000; $1,372,000 in fiscal 2001; $1,402,000 in fiscal 2002; and $5,007,000 in fiscal 2003 and thereafter. Total future minimum lease payments are $11,949,000. The Company also has an operating lease arrangement with a related party as discussed in
Note 7.

7. RELATED-PARTY TRANSACTIONS

 Corporate Services Agreement

  The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% of the Company's revenues in calendar year 1995. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $2,293,000, $1,567,000, and $663,000 in fiscal 1997, 1996, and 1995, respectively. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

 Related-party Revenues

  ThermoLase Corporation (ThermoLase), a majority-owned subsidiary of ThermoTrex, has engaged the Company to design and manufacture the laser used in ThermoLase's laser-based hair-removal system. During fiscal 1997, 1996, and 1995, the Company recorded $11,390,000, $8,549,000, and $350,000, respectively, of revenue under this arrangement.

  Under an arrangement with Thermedics Detection Inc., a majority-owned subsidiary of Thermo Electron, the Company manufactures an X-ray source, pursuant to written purchase orders, that is used as a component in a fill-measuring device produced by Thermedics Detection. During fiscal 1997, 1996, and 1995, the Company recorded $37,000, $361,000, and $120,000, respectively, of revenue under this arrangement.

 Vendor Agreement

  During 1995, the Company placed an order for $2,500,000 for the design and production of high-transmission cellular grids from Thermo Electron's Tecomet division (Tecomet), which are expected to be received through fiscal 1999. During fiscal 1997 and 1996, the Company purchased grids valued at $678,000 and $397,000 from Tecomet under this arrangement. In addition, the Company recorded expense of $250,000 during fiscal 1995 related to research and development funding provided to Tecomet in connection with this project.

                           TREX MEDICAL CORPORATION

 Research and Development Agreement

  In October 1995, the Company and ThermoTrex entered into a license agreement under which the Company may elect to fund approximately $6.0 million of ThermoTrex's research and development efforts related to direct-detection digital imaging technology in certain medical imaging fields. If the Company elects to fund such costs, it is required to pay approximately $2,000,000 in each of three years through 1998 and its license will be extended to cover such fields. In fiscal 1997 and 1996, the Company recorded $2,000,000 and $1,800,000 of expense under this agreement. Prior to this agreement, ThermoTrex provided certain research and development contract services to the Company, which were charged to the Company based on actual cost and usage. For these services, the Company was charged $1,536,000 in fiscal 1995.

 Operating Lease

  The Company leases an office and operating facility from a realty trust controlled by an employee under a noncancelable operating lease arrangement expiring in fiscal 2012. The accompanying statement of income includes expenses from this operating lease of $982,000 and $286,000 in fiscal 1997 and 1996, respectively. Future minimum payments due under this noncancelable operating lease at September 27, 1997, are $982,000 per year in fiscal 1998, 1999, 2000, 2001, and 2002, and $9,497,000 in fiscal 2003 and thereafter.
Total future minimum lease payments are $14,407,000.

  Additionally, the Company leases certain office space from ThermoTrex on a month-to-month basis. The accompanying statement of income includes expenses from this operating lease of $43,000, $7,000, and $5,000 in fiscal 1997, 1996, and 1995, respectively.

 Repurchase Agreement

  The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

 Subordinated Convertible Note

  In September 1995, ThermoTrex acquired all of the outstanding capital stock of Bennett for $42,865,000 in cash. On October 2, 1995, ThermoTrex transferred to the Company all of the outstanding capital stock of Bennett in exchange for a $42,000,000 principal amount 4.2% subordinated convertible note, due 2000, convertible into shares of the Company's common stock at $11.79 per share. As of September 27, 1997, ThermoTrex had converted $34,000,000 principal amount of this note.

8. SIGNIFICANT CUSTOMERS AND EXPORT SALES

  Sales to one customer accounted for 17% and 11% of the Company's total revenues in fiscal 1997 and 1996, respectively, and sales to another customer accounted for 18% of the Company's total revenues in fiscal 1995. Export sales to Germany accounted for 1%, 7%, and 11%, of the Company's total revenues in fiscal 1997, 1996, and 1995, respectively. Other export sales accounted for 16%, 15%, and 10% of the Company's total revenues in fiscal 1997, 1996, and 1995, respectively. In general, export sales are denominated in U.S. dollars.

9. CONTINGENCIES

  The Company is aware of two U.S. patents owned by a former employee which have been asserted against the Company relating to its High-Transmission Cellular (HTC)(TM) grid used with the Company's mammography systems. Although the Company believes that the HTC grid does not infringe either of these patents, if the holder of the patents were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling the HTC grid.

                           TREX MEDICAL CORPORATION

  See Note 2 for a discussion of certain litigation.

  Due to the inherent uncertainty of dispute resolution, management cannot predict the outcome of these matters. While an unfavorable outcome of one or both of these matters could have a material adverse effect on the Company's results of operations, management does not believe that it is reasonably likely that any resolution would have a material adverse effect on the Company's financial position.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, due to affiliated companies, and its 4.2% subordinated convertible note, due to parent company. The carrying amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable, and due to affiliated companies approximate fair value due to their short-term nature. The fair value of the Company's $8,000,000 principal amount 4.2% subordinated convertible note (Note 7), determined based on quoted market prices, was $11,605,000 at September 27, 1997, and exceeds the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the convertible note at year end.

11. UNAUDITED QUARTERLY INFORMATION
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

   1997                                           FIRST  SECOND   THIRD  FOURTH
   ----                                          ------- ------- ------- -------
   Revenues..................................... $54,915 $58,642 $58,103 $57,634
   Gross profit.................................  21,465  21,738  23,285  23,744
   Net income...................................   3,286   3,366   3,660   4,362
   Earnings per share:
     Primary....................................     .11     .12     .13     .15
     Fully diluted..............................     .11     .12     .13     .15

   1996                                        FIRST  SECOND  THIRD(A) FOURTH(B)
   ----                                       ------- ------- -------- ---------
   Revenues.................................. $32,509 $34,320 $36,681   $46,685
   Gross profit..............................  14,261  14,976  15,961    18,355
   Net income................................   1,626   2,108   2,169     3,441
   Earnings per share:
     Primary.................................     .08     .10     .10       .12
     Fully diluted...........................     .08     .09     .09       .12

--------
(a) Reflects the May 1996 acquisition of XRE.
(b) Reflects the September 1996 acquisition of Continental.

         [The photograph above shows the Company's Unicath SP cardiac catheterization imaging system.]


  Trex Medical's Unicath SP(TM) cardiac catheterization imaging system, manufactured by its XRE subsidiary, provides real-time images of the arteries so that cardiologists can perform balloon angioplasty and other procedures.


               [The photograph above shows the Company's Bennett
                    general-purpose radiographic system.]


  Trex Medical's Bennett X-Ray division is a leading producer of specialty and general-purpose radiographic systems and manufactures systems that are used for applications ranging from chest X-rays to diagnosing kidney disease.



            [The photograph above shows the Company's DigiSpot 2000
                      radiographic/fluoroscopic system.]



  The DigiSpot 2000, manufactured by Trex Medical's Continental subsidiary, is a radiographic/fluoroscopic system often used for diagnostic gastrointestinal procedures.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY STATE OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             --------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   4
Use of Proceeds..........................................................   9
Dividend Policy..........................................................   9
Price Range of Common Stock..............................................   9
Capitalization...........................................................  10
Selected Financial Information...........................................  11
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  12
Business.................................................................  15
Relationship with Affiliates.............................................  23
Management...............................................................  26
Underwriting.............................................................  28
Legal Opinions...........................................................  30
Experts..................................................................  30
Available Information....................................................  30
Incorporation of Certain Documents by Reference..........................  30
Index to Financial Statements............................................ F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               4,500,000 SHARES

                                 TREX MEDICAL
                                  CORPORATION

                                 COMMON STOCK

                                   --------


                                  PROSPECTUS
                                        , 1998


                                   --------

                             SALOMON SMITH BARNEY

                                LEHMAN BROTHERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses (other than underwriting discounts and commissions) incurred by the Company in connection with the issuance and distribution of the securities being registered (including the securities which may be issued pursuant to an over-allotment option) are as follows:

                                                                  AMOUNT*
                                                                  --------
      Securities and Exchange Commission registration fee........ $ 21,469
      NASD filing fee............................................    7,745
      American Stock Exchange listing fee........................   17,500
      Legal fees and expenses....................................   15,000
      Accounting fees and expenses...............................   20,000
      Blue Sky fees and expenses (including legal fees and
       expenses).................................................    1,000
      Printing and engraving expenses............................   75,000
      Miscellaneous..............................................   42,286
                                                                  --------
        Total.................................................... $200,000
                                                                  ========

     --------
     * All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the American Stock Exchange listing fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Delaware General Corporation Law and the Company's Certificate of Incorporation and By-Laws limit the monetary liability of directors to the Company and to its stockholders and provide for indemnification of the Company's officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. The Company also has indemnification agreements with its directors and officers that provide for the maximum indemnification allowed by law.

  Thermo Electron Corporation has an insurance policy which insures the directors and officers of Thermo Electron and its subsidiaries, including the Company, against certain liabilities which might be incurred in connection with the performance of their duties.

  The underwriting agreement provides for indemnification of the directors, certain officers and controlling persons of the Company against certain liabilities under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that:

  (a) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (c) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HEREBY CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF WALTHAM, COMMONWEALTH OF MASSACHUSETTS, ON THIS 16TH DAY OF JANUARY, 1998.

                                          Trex Medical Corporation

                                                     /s/ Hal Kirshner
                                          By: _________________________________
                                             HAL KIRSHNER PRESIDENT AND CHIEF
                                                     EXECUTIVE OFFICER

  KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints John N. Hatsopoulos, Paul F. Kelleher, Seth H. Hoogasian, Sandra L. Lambert and Melissa F. Riordan, and each of them, as his true and lawful attorneys-in-fact and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this Registration Statement (including any subsequent Registration Statement for the same offering which may be filed under Rule 462(b)), and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE(S)             DATE

          /s/ Hal Kirshner                President, Chief       January 16,
By: _________________________________      Executive Officer,        1998
            HAL KIRSHNER                   and Director

       /s/ John N. Hatsopoulos            Chief Financial        January 16,
By: _________________________________      Officer and Vice          1998
         JOHN N. HATSOPOULOS               President

        /s/ Paul F. Kelleher              Chief Accounting       January 16,
By: _________________________________      Officer                   1998
          PAUL F. KELLEHER

        /s/ Gary S. Weinstein             Chairman of the        January 16,
By: _________________________________      Board and Director        1998
          GARY S. WEINSTEIN

    /s/ Dr. Elias P. Gyftopoulos          Director               January 16,
By: _________________________________                                1998
      DR. ELIAS P. GYFTOPOULOS

         /s/ John T. Keiser               Director               January 16,
By: _________________________________                                1998
           JOHN T. KEISER

      /s/ Dr. James W. May, Jr.           Director               January 16,
By: _________________________________                                1998
        DR. JAMES W. MAY, JR.

        /s/ Hutham S. Olayan              Director               January 16,
By: _________________________________                                1998
          HUTHAM S. OLAYAN

          /s/ Firooz Rufeh                Director               January 16,
By: _________________________________                                1998
            FIROOZ RUFEH

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBIT
 -------                         ----------------------
  1      Form of Underwriting Agreement
  4      $42,000,000 4.2% Subordinated Convertible Note due 2000 issued by the
         Registrant to ThermoTrex Corporation (filed as Exhibit 4.2 to the
         Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926]
         and incorporated herein by reference)
  5      Opinion of Seth H. Hoogasian, Esq.
 23.1    Consent of Arthur Andersen LLP
 23.2    Consent of Arthur Andersen LLP
 23.3    Consent of Seth H. Hoogasian, Esq. (contained in Exhibit 5)
 24      Power of Attorney (See Signature Page)

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBIT
 -------                         ----------------------
  1      Form of Underwriting Agreement
  4      $42,000,000 4.2 % Subordinated Convertible Note due 2000 issued by the
         Registrant to ThermoTrex Corporation (filed as Exhibit 4.2 to the
         Registrant's Registration Statement on Form S-1 [Reg. No. 333-2926]
         and incorporated herein by reference)
  5      Opinion of Seth H. Hoogasian, Esq.
 23.1    Consent of Arthur Andersen LLP
 23.2    Consent of Arthur Andersen LLP
 23.3    Consent of Seth H. Hoogasian, Esq. (contained in Exhibit 5)
 24      Power of Attorney (See Signature Page)